SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒           Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4º andar	3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2005	12/31/2005	3	7/1/2005	9/30/2005	2	4/1/2005	6/30/2005
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2005	2 - PREVIOUS QUARTER 6/30/2005	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2004

Paid-up Capital
1 - Common	34,499,423	34,499,423	23,558,245
2 - Preferred	31,376,651	31,376,651	33,519,497
3 - Total	65,876,074	65,876,074	57,077,742
Treasury share
4 - Common	9,837	2,521	60,731
5 - Preferred	286,161	250,067	1,951,726
6 - Total	295,998	252,588	2,012,457

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	9/1/2005	Dividend	9/30/2005	Common	0.0070000000
02	RCA	9/1/2005	Dividend	9/30/2005	Preferred	0.0077000000
03	RCA	9/1/2005	Interest attributed to shareholders’ equity	9/30/2005	Common	0.0032000000
04	RCA	9/1/2005	Interest attributed to shareholders’ equity	9/30/2005	Preferred	0.0035200000

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF BRAZILIAN REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF BRAZILIAN REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN BRAZILIAN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/03/2005	2 - SIGNATURE

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005

1	Total Assets	30,343,209	28,549,766
1.01	Current Assets	1,996,964	1,925,076
1.01.01	Available funds	525,223	542,108
1.01.01.01	Cash and cash equivalents	525,223	542,108
1.01.02	Credits	548,099	489,076
1.01.02.01	Recoverable taxes	144,564	153,565
1.01.02.02	Short-term investments	3,167	3,721
1.01.02.03	Unrealized gains on derivatives	0	0
1.01.02.04	Trade accounts receivable	400,368	331,790
1.01.03	Inventories	549,867	525,294
1.01.03.01	Finished products	135,841	114,432
1.01.03.02	Work in progress	48,117	46,366
1.01.03.03	Raw materials	215,931	223,855
1.01.03.04	Production materials	98,117	84,485
1.01.03.05	Supplies and others	51,861	56,156
1.01.04	Other	373,775	368,598
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Other assets	373,775	368,598
1.02	Long-term assets	2,865,789	2,871,901
1.02.01	Sundry Credits	1,663,178	1,509,581
1.02.01.01	Compulsory judicial deposits and tax incentives	392,033	295,201
1.02.01.02	Advances to employees for purchase of shares	117,188	131,051
1.02.01.03	Deferred income and social contribution taxes	1,153,957	1,083,329
1.02.02	Accounts receivables from related parties	861,346	821,798
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	861,346	821,798
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	341,265	540,522
1.02.03.01	Assets held for sale	101,326	107,087
1.02.03.02	Other assets	239,939	433,435
1.03	Permanent Assets	25,480,456	23,752,789
1.03.01	Investments	19,740,551	20,775,101
1.03.01.01	Interest in associated Companies	0	0
1.03.01.02	Interest in subsidiaries	19,729,139	20,763,689
1.03.01.02.01	Interest in subsidiaries	19,709,961	20,734,872
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill	19,178	28,817
1.03.01.03	Other investments	11,412	11,412
1.03.02	Property, plant and equipment	2,459,276	2,468,718
1.03.03	Deferred charges	3,280,629	508,970

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005

2	Total liabilities and shareholders’ equity	30,343,209	28,549,766
2.01	Current liabilities	4,933,888	5,380,065
2.01.01	Loans and financings	969,026	842,937
2.01.02	Debentures	0	0
2.01.03	Suppliers	400,879	271,243
2.01.04	Taxes, charges and contributions	355,483	337,501
2.01.04.01	Income and social contribution taxes	1,114	436
2.01.04.02	Other taxes, charges and contributions	354,369	337,065
2.01.05	Dividends payable	171,263	231,095
2.01.05.01	Dividends payable	12,637	8,740
2.01.05.02	Provision for interest attributed to shareholders’ equity	158,626	222,355
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related parties	1,879,217	2,571,462
2.01.08	Other	1,158,020	1,125,827
2.01.08.01	Payroll, profit sharing and related charges	233,913	166,228
2.01.08.02	Unrealized loss on derivatives	560,590	630,636
2.01.08.03	Other liabilities	363,517	328,963
2.02	Long-term liabilities	5,451,565	5,815,737
2.02.01	Loans and financings	2,707,503	2,863,059
2.02.02	Debentures	0	0
2.02.03	Provisions	906,127	1,049,412
2.02.03.01	For contingencies	906,127	1,049,412
2.02.04	Accounts payable to related parties	1,399,986	1,480,753
2.02.05	Other	437,949	422,513
2.02.05.01	Sales tax deferrals	325,706	310,726
2.02.05.02	Other liabilities	112,243	111,787
2.03	Deferred income	152,702	152,820
2.05	Shareholders’ equity	19,805,054	17,201,144
2.05.01	Subscribed and paid-up capital	5,691,369	5,691,369
2.05.02	Capital reserve	13,872,339	11,001,229
2.05.02.01	Advances for future capital increase	1,865	0
2.05.02.02	Premium on the placement of options to repurchase own shares	0	0
2.05.02.04	Premium on issuance of shares	10,572,486	10,572,486
2.05.02.05	Premium on disposal of treasury shares	0	33,743
2.05.02.06	Subsidy for investments and fiscal incentives	414,715	395,000
2.05.02.07	Goodwill on the parent company’ s merger	2,883,273	0
2.05.04	Profit reserves	241,346	275,365
2.05.04.01	Legal	208,831	208,831

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005

2.05.04.02	Statutory	221,693	224,992
2.05.04.02.01	For investments	221,693	224,992
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(189,178)	(158,458)
2.05.04.07.01	Treasury shares	(189,178)	(158,458)
2.05.05	Unapropriated retained earnings/ accumulated losses	0	233,181

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004

3.01	Gross sales and/or services	4,585,046	5,975,289	0	0
3.02	Gross sales deductions	(2,384,545)	(3,086,211)	0	0
3.03	Net sales and/or services	2,200,501	2,889,078	0	0
3.04	Cost of sales and/or services	(908,369)	(1,208,775)	0	0
3.05	Gross profit	1,292,132	1,680,303	0	0
3.06	Operating Expenses/Income	(914,505)	(898,903)	48,205	625,451
3.06.01	Selling	(392,832)	(505,263)	0	0
3.06.01.01	Marketing	(87,108)	(163,429)	0	0
3.06.01.02	Direct distribution	(305,724)	(341,834)	0	0
3.06.02	General and administrative	(329,576)	(436,201)	(1,783)	(16,713)
3.06.02.01	Administrative	(96,460)	(131,645)	(234)	(1,790)
3.06.02.02	Management fees	(9,640)	(7,438)	(1,596)	(5,084)
3.06.02.03	Provisions for contingencies	(22,312)	(46,388)	47	(9,839)
3.06.02.04	Depreciation, amortization and depletion	(201,164)	(250,730)	0	0
3.06.03	Financial	(144,461)	(475,581)	(132,973)	(127,294)
3.06.03.01	Financial income	13,658	217,950	13,895	36,040
3.06.03.02	Financial expenses	(158,119)	(693,531)	(146,868)	(163,334)
3.06.04	Other operating income	475	4,634	6,825	6,825
3.06.05	Other operating expenses	(18,419)	(64,463)	(44,083)	(90,085)
3.06.06	Equity in results of subsidiaries	(29,692)	577,971	220,219	852,718
3.07	Operating income	377,627	781,400	48,205	625,451
3.08	Non-operating income (expenses)	2,317	(20,429)	(1,191)	(1,191)
3.08.01	Income	12,180	12,297	0	0
3.08.02	Expenses	(9,863)	(32,726)	(1,191)	(1,191)
3.09	Income before taxes/profit sharing	379,944	760,971	47,014	624,260

(A free translation of the original previously issued in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004

3.10	Income and social contribution taxes	0	0	0	0
3.11	Deferred income and social contribution taxes	69,961	140,016	85,896	80,957
3.12	Statutory profit sharing/contributions	(50,823)	(52,447)	(1,182)	(3,418)
3.12.01	Profit sharing	(50,823)	(52,447)	(1,182)	(3,418)
3.12.01.01	Employees	(39,708)	(44,275)	0	0
3.12.01.02	Management	(11,115)	(8,172)	(1,182)	(3,418)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the period	399,082	848,540	131,728	701,799
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	65,580,076	65,580,076	55,065,285	55,065,285
	EARNINGS PER SHARE	0.00609	0.01294	0.00239	0.01274
	LOSS PER SHARE

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais, or as indicated otherwise)

1.	Operating Activities

	(a)	General considerations

Companhia de Bebidas das Américas - AmBev (the “Company” or “AmBev”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally.

The Company also maintains a franchising agreement with Anhenser-Busch Inc. to bottle, sell and distribute Budweiser’s products in Canada.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

	(b)	Integration of Labatt Canada

On August 27, 2004, at an Extraordinary Shareholders’ Meeting, Company’s shareholders approved the conclusion of the transactions with InBev S.A. (“InBev”, previously named Interbrew S.A), announced on March 3, 2004. The alliance between AmBev and InBev includes the incorporation, by AmBev, of the operations of Labatt Brewing Company Limited (“Labatt Canada”), by means of the wholly-owned subsidiary Labatt Holdings ApS (“Labatt ApS”), headquartered in Denmark.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

As Labatt’s operations were consolidated only as from August 27, 2004, the comparison between the quarters ended on September 30, 2005 and 2004 was impaired. The consolidated effect of Labatt ApS in AmBev’s consolidated financial statements on September 30, 2005, is presented as follows:

	09.30.05	06.30.05

Current assets	954,407	800,961
Long-term assets	187,297	225,932
Permanent assets	16,642,307	16,881,860
Current liabilities	(2,325,208)	(2,416,395)
Long-term liabilities	(1,263,934)	(1,318,412)

Total net assets	14,194,869	14,173,946

	Quarter ended on September 30

	2005	2004

Income
Net sales	1,113,255	407,777
Cost of sales	(340,707)	(129,891)

Gross profit	772,548	277,886
Operating expenses	(620,700)	(330,666)

Operating income (losses)	151,848	(52,780)
Non-operating losses	(1,592)	—
Provision for income tax	(129,332)	(44,537)

Net income (loss) for the period	20,924	(97,317)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Merger of subsidiary Companhia Brasileira de Bebidas (“CBB”)

In accordance with the Notice of Material Fact released on May 10, 2005, Company’s shareholders approved, in an Extraordinary Shareholders’ Meeting held on May 31, 2005, the merger of the subsidiary CBB into AmBev.

Such merger aims at simplifying AmBev’s and its subsidiaries’ shareholding structure, as well as allowing the amount of R$702,760 from the goodwill originally booked at AmBev, arising from the acquisition of CBB shares, attributed to future profitability, to become, after the merger, amortized for tax purposeswithin ten (10) years, pursuant to the tax legislation in force.

AmBev’s merger of CBB’s assets and liabilities appraised at book value did not impact AmBev’s income statement or its shareholders’ equity.

As from June 1, 2005, AmBev’s statements of income incorporate the operating activities previously carried out and booked directly at CBB. As CBB’s financial statements were already consolidated after the referred merger, no effect occurred in the consolidated financial statements.

d)	Merger of parent company InBev Holding Brasil S.A. (“InBev Brasil”)

On July 28, 2005, at the Extraordinary Shareholders’ Meeting, the Company shareholders approved the merger of its parent company InBev Brasil into AmBev, in accordance to the Relevant Fact released on July 8, 2005.

Such merger aims at the simplification of the corporate structure of which InBev Brasil, AmBev and its subsidiaries are a part, and will result in financial benefits to AmBev, and consequently to its shareholders and to InBev Brasil’s shareholders, as demonstrated below:

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

I)

The goodwill originally recorded by InBev Brasil and based on the expectation of future profitability of AmBev, resulting from (i) the acquisition of AmBev’s shares due to the mandatory tender offer whose auction took place on March 29, 2005, in the amount of R$1,351,102; and (ii) the contribution to the capital stock of InBev Brasil of shares previously held by Interbrew International B.V. (“IIBV”), in the amount of R$7,159,056, will be, following the Merger, amortized by AmBev for tax purposes within 10 (ten) years, all according to the applicable tax legislation and with no impact on the flow of AmBev’s dividends.

II)

InBev Brasil, in compliance with CVM Instruction 349, recorded a provision prior to its merger by AmBev, in the amount of R$5,616,704, corresponding to the difference between the goodwill amount and the tax benefit resulted from its amortization, so that AmBev incorporated only the assets corresponding to the tax benefit arising from the fact that goodwill amortization is deductible for tax purposes. The referred provision shall be reversed at the same proportion in which the goodwill is amortized by AmBev, therefore, not affecting the result of its operations.

III)

The special premium reserve to be created, in AmBev, as a result of the Merger, pursuant to paragraph 1 of Article 6 of CVM Instruction 319, will be, at the end of each fiscal year – and to the extent that AmBev’s tax benefit resulting from the goodwill amortization represents an actual decrease of the taxes paid by AmBev – capitalized in AmBev to the advantage of InBev Brasil’s shareholders, without detriment of the preemptive right of AmBev’s other shareholders in the capital increase subscription resulting therefrom, all according to Article 7, caput, and paragraphs 1 and 2 of CVM Instruction 319.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

IV)

InBev N.V./S.A., InBev Brasil’s parent company, undertook, on its behalf and on behalf of its direct or indirect subsidiaries, to capitalize only seventy per cent (70%) of the amount of the special premium reserve to which it would be entitled at the end of each fiscal year, calculated in accordance with item III of Article 6 of CVM Instruction 319, subject to the limit of the actual decrease of taxes paid by AmBev mentioned above.

An amount equivalent to the thirty per cent  (30%) non-capitalized balance of the reserve that shall benefit AmBev and its shareholders, will, taking into account AmBev’s best interests, and whenever possible, be distributed to AmBev’s shareholders as dividends or as interest attributed to shareholders’ equity.

V)

The contingency provisions of PIS and COFINS at the amount of R$10,180, related to a judicial discussion regarding the enlargement of the calculation basis of such contributions that appear in InBev Brasil’s balance sheet as of May 31, 2005, as they refer to contingent liabilities, upon the merger, were recorded against the special premium reserve referred to above.  If, during the period of goodwill utilization, AmBev is ultimately required to pay such contributions, the benefit to be capitalized in favor of current InBev Brasil’s shareholders referred to by item (II) above shall be reduced in amount equivalent to the monetarily restated amount of contributions effectively paid. On the other hand, if these contingencies are not ultimately paid, until the last capitalization to be made in favor of InBev Brasil’s shareholders, the amount of such contingencies, duly monetarily restated, shall be deducted from the amount yet to be capitalized.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The effect of the merger, of InBev Brasil’s assets and liabilities, occurred on July 28, 2005, resulted in an increase in AmBev’s shareholders’ equity corresponding to the special premium reserve, as outlined in Note 11 (d), as follows:

InBev Brasil

Current assets	9,926
Goodwill (i)	2,893,453
Deferred chages	2,299
Current liabilities	(12,225)
Provision for contingencies (Note 1 (d)(V))	(10,180)

Total net assets	2,883,273

(i)	Represented by the net value of income tax credit future benefit.

2.	Significant accounting practices

	a)	Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and to determine income tax provision, which, although they are the best estimates of management, actual data and values could differ from such estimates.

The accounting practices adopted when preparing the quarterly information are consistent with those adopted by the Company in the preparation of the financial statements for the year ended on December 31, 2004.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

This quarterly information should be read in conjunction with our financial statements prepared for the year ended on December 31, 2004. Our statements of income for both the quarter and the nine-month period ended on September 30, 2005 are not necessarily indicative of the results for the entire year ending on December 31, 2005.

b)	Consolidated financial statements

All assets, liabilities and results of the subsidiaries were consolidated, and the interest of minority shareholders in the shareholders’ equity and results of periods is segregated.

The balance of assets, liabilities, income and expenses arising from consolidated intercompany transactions were eliminated.

The consolidated financial statements include the financial statements, prepared on the same dates, of the companies either directly or indirectly controlled by the Company.

c)	Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated in the proportional consolidation.

Quilmes Industrial S.A. (“Quinsa”) has been acquiring its own shares, therefore changing the Company’s percentage of interest in Quinsa, which reached 58.5% as of September 30, 2005 (55.2% on June 30, 2005 and 54.8% on September 30, 2004). Such acquisitions generated a R$ 19,078 loss in the consolidated results in the quarter ended on September 30, 2005, recorded under “Loss of interest ownership in subsidiaries”, in “Other non-operating expenses”, because the amount paid was higher than the shares book value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized within ten years, as from February 2003.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In addition, in September 2005, Quinsa acquired from the parent company Beverage Associates (BAC) Corp. (“BAC”) a 5.32% stake held in one of Quinsa’s subsidiaries, Quilmes Industrial (Bermuda) Ltd. (“QIB”), as per announcement as of August 4, 2005.

As determined in the referred announcement, the amount paid of US$110.0 million shall be subject to adjustments based on EBITDA (earnings before interest, taxes, depreciation and amortization) of QIB for the twelve months to be ended on December 31, 2005 and QIB’s net debt on same date. The final calculation of purchase price shall be determined until March 31, 2006.

Quinsa’s controllers have the right to exchange their 373.5 million Quinsa’s class A shares for AmBev’s shares during specified periods each year beginning April 2003, or at any time if there is a change in AmBev’s control structure. AmBev is also entitled to determine the exchange of Quinsa’s Class A shares for AmBev’s shares beginning from the end of the 7th year (as from April 2003).

In addition, on August 4, 2005, BAC and AmBev agreed to implement the following changes referring to the amount to be paid to BAC upon the share exchange of Quinsa’s Class A shares held by BAC with AmBev’s shares: (i) BAC’s interest in Quinsa shall be calculated in such manner to consider that all Quinsa’s shares held by third parties rather than AmBev or BAC have been repurchased by Quinsa prior to the call and put option exercise; (ii) Quinsa’s net debt used in the call and put option amount calculation formula shall be then adjusted so that to reflect this hypothetical repurchase; and (iii) AmBev shall pay BAC an additional amount in cash equivalent to QIB’s EBITDA in 2005 multiplied by 0.0638544.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The net assets of Quinsa, main indirect joint subsidiary, proportionally consolidated in the Company’s financial statements, are as follows (amounts equivalent to the indirect stake held by Ambev):

	09.30.05	06.30.05

Current assets	334,629	420,499
Long-term assets	113,009	114,512
Permanent assets	1,116,753	1,004,676
Current liabilities	(340,637)	(308,744)
Long-term liabilities	(468,804)	(399,754)
Minority interest	(88,851)	(132,640)

Total net assets	666,099	698,549

Quinsa’s results, proportionally consolidated in the Company’s financial statements, are as follows for the quarters ended (amounts equivalent to the indirect stake held by Ambev):

	09.30.05	09.30.04

Net sales	269,703	251,946
Cost of sales	(118,913)	(119,677)

Gross profit	150,790	132,269
Operating expenses	(111,421)	(103,792)

Operating income	39,369	28,477
Non-operating loss	(702)	(171)
Income tax provision	(22,026)	(17,415)
Minority interest	(6,498)	(4,925)

Net income for the period	10,143	5,966

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company’s consolidated financial statements, when applicable, except for the non-consolidated portion of joint subsidiaries, due to proportional consolidation criterion.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, which are not subject to financial charges.

Agreements involving the Company’s foreign subsidiaries are usually monetarily restated based on the U.S. dollar variation, plus annual interest up to 10%.

e)	Reclassifications

Income from “Net gains on derivative instruments” and “Net losses on derivative instruments”, shown at the Note 13 (d) to the financial statements, and “Unrealized losses on derivatives” and “Exchange rate variation and unrealized gains on financial assets”, shown at the consolidated statement of cash flow on September 30, 2004 were reclassified with a view to improving their comparison with same period of quarter ended on September 30, 2005.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

3.	Other assets

	Parent Company		Consolidated

	09.30.05	06.30. 05	09.30.05	06.30.05

Current assets
Deferred result of commodities swap and forward operations, net	208,233	163,104	208,233	166,417
Advertisement expenses refund	39,056	38,657	43,725	42,375
Other accounts receivable	18,797	44,694	79,895	100,484
Prepaid expenses	107,585	121,217	167,489	160,503
Advances to suppliers	104	926	28,743	26,060

	373,775	368,598	528,085	495,839

Long-term assets
Long-term financial investments	—	—	55,628	59,994
Prepaid expenses	113,106	117,195	127,200	121,971
Other recoverable taxes and charges (*)	106,124	276,622	128,418	355,146
Surplus assets - Instituto AmBev (Note 10(a))	20,646	20,646	20,646	20,646
Other accounts receivable	63	18,972	40,342	41,009

	239,939	433,435	372,234	598,766

(*)	The Company recorded the IPI credits to zero rate, not used, at the amount of R$ 171,518 in the Parent Company and R$ 228,056 in the consolidated income, which is fully provided.

On September 30, 2005, the balance of such provision previously recorded as a liability was reclassified to “Other recoverable taxes and charges”, in order to better reflect the Company’s financial position.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

4.	Investment in direct subsidiaries

	a)	Change in investment and goodwill in subsidiaries

	Investment in subsidiaries	Goodwill	Total

Balance on June 30, 2005	20,734,872	28,817	20,763,689
Equity loss	(29,692)	—	(29,692)
Exchange variation of foreign subsidiary	(5,775)	—	(5,775)
Goodwill amortization	—	(9,639)	(9,639)
Reversal of unearned income provision in subsidiaries	9,268	—	9,268
Capital reduction from subsidiary (i)	(838,370)	—	(838,370)
Subsidiary’s prepaid dividends (ii)	(160,342)	—	(160,342)

Balance on September 30, 2005	19,709,961	19,178	19,729,139

(i)  This balance refers to capital reduction from IBA Sudeste, a subsidiary of AmBev, approved by its shareholders on June 3, 2005, for the total amount of R$ 1,100,000, the capital stock decreasing from R$ 1,301,992 to R$ 201,992, without any change in the number of shares issued by the subsidiary, being subject to the capital reduction then resolved under the conditions set forth in the Article 174 of Law 6,404/76. Therefore, the reduction amount was recognized at IBA Sudeste’s equity on August 31, 2005, date of payment and expiration of statute of limitation period for lenders’ opposition.

(ii)  On September 2, 2005, the executive board of IBA Sudeste approved the distribution of dividends, on account of income earned in the first half of 2005 to be imputed to minimum mandatory dividends for the 2005 fiscal year, in the amount of  R$ 210,380, the Company being entitled to the amount of R$ 160,342.

The portion of dividends, in addition to the capital reduction, entitled to AmBev was offset against the balance of loans receivable from AmBev recorded by IBA Sudeste.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill

	Parent Company		Consolidated

	09.30.05	06.30.05	09.30.05	06.30.05

Goodwill
Expectation of future profitability:
Labatt Canada	—	—	16,677,719	16,677,719
Quinsa	—	—	1,123,224	1,123,224
Cympay	—	—	26,557	26,557
Embodom (i)	—	—	237,731	220,008
Malteria Pampa	9,313	9,313	28,101	28,101
Pati do Alferes Participações S.A.	3,372	3,372	—	—
Indústrias Del Atlântico	—	—	5,116	5,116
Distribuidora Brakl	101,882	101,882	—	—
Distribuidora Ribeirão Preto	73,452	73,452	—	—
Distribuidora Jaguariúna	6,652	6,652	—	—
Cervejaria Miranda Corrêa S.A.	5,514	5,514	5,514	5,514
Labatt Canada subsidiaries	—	—	3,160,240	3,164,421
Quinsa subsidiaries (proportionally consolidated) (ii)	—	—	584,396	484,686

Total goodwill	200,185	200,185	21,848,598	21,735,346
Accumulated amortization	(181,007)	(171,368)	(4,868,237)	(4,602,983)

Total goodwill, net	19,178	28,817	16,980,361	17,132,363

Negative goodwill, net
Cervesursa	—	—	(14,891)	(15,405)
Incesa (proportionally consolidated)	—	—	(7,705)	(7,699)

Total negative goodwill	—	—	(22,596)	(23,104)

Balance	19,178	28,817	16,957,765	17,109,259

(i)	In September 2005, the goodwill balance of indirect subsidiary Embodom was adjusted by R$ 17,723 based on the recalculation of accumulated depreciation by rates practiced by AmBev.

(ii)

As mentioned in Note 2 (c) to the financial statements, Quinsa paid US$ 110.0 million (R$ 244,442) for the 5.32% stake BAC held in QIB, resulting in a goodwill of US$ 74.9 million (R$ 166,442). The effect on the Company’s consolidated balance sheet is R$ 97,349.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	On September 30, 2005

	Sudeste (i)	Arosuco (i)	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held (in thousands):
Common shares/quotas	827,786	0.3	6,510	602,467,646	1,000,017
Preferred shares	580,820	—	—	—	—

Total shares/quotas	1,408,606	0.3	6,510	602,467,646	1,000,017

Percentage of direct holding
In relation to preferred shares	90.3	—	—	—	—
In relation to common shares/quotas	68.7	99.7	50.0	50.7	100.0
In relation to total shares/quotas	76.2	99.7	50.0	50.7	100.0
Information on the financial statements of direct subsidiaries:
Adjusted shareholders’ equity	338,042	599,546	45	1,170,983	14,194,870

Investment	257,640	570,334	22	593,582	14,194,870

Adjusted net income (loss) for the quarter ended on 09.30.2005	44,573	74,055	(1,186)	(43,033)	20,924

Equity income (loss) for the quarter	34,882	95,230	(592)	(21,814)	20,924

(i)	In the quarter ended on September 30, 2005, total equity income included tax incentive gains at the amount of R$ 909 to the Company IBA Sudeste and R$ 29,437 to Arosuco.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	On September 30, 2005

	Dahlen	BSA	Pepsi	Anep	Fratelli

Number of shares/quotas held (in thousands):
Common shares/quotas	480,000	31,595	77,084	669,019	90,100
Preferred shares	—	—	—	—	—

Total shares/quotas	480,000	31,595	77,084	669,019	90,100

Percentage of direct holding
In relation to common shares/quotas	100.0	100.0	99.5	100.0	100.0
In relation to total shares/quotas	100.0	100.0	99.5	100.0	100.0
Information on the financial statements of direct subsidiaries:
Adjusted shareholders’ equity	33,406	10,335	241,118	388,396	37,779

Investment	33,406	10,335	239,911	388,396	37,779

Adjusted net income for the quarter ended on 09.30.2005	4,764	2	132	10,444	1,962

Equity income for the quarter	4,764	2	131	10,444	1,962

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	On September 30, 2005

	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	CRBS

Number of shares/quotas held (in thousands):
Common shares/quotas	1.439.747	278	13.641	37	91	765.961
Preferred shares	—	—	—	—	—	—

Total shares/quotas	1.439.747	278	13.641	37	91	765.961

Percentage of direct holding
In relation to common shares/quotas	60.0	99.96	87.33	100.0	99.96	99.65
In relation to total shares/quotas	60.0	99.96	87.33	100.0	99.96	99.65
Information on the financial statements of direct subsidiaries:
Adjusted shareholders’ equity	177,285	2,230,324	231,970	7,751	689,426	176,827

Investment	91,620	2,229,465	202,579	7,751	689,143	176,211

Adjusted net income (loss) for the quarter ended on 09.30.2005	5,789	(142,550)	(17,186)	3,222	(20,716)	(930)

Equity income (loss) for the quarter	265	(142,468)	(15,009)	3,222	(20,708)	(927)

Investments balance on September 30, 2005 includes provision for unearned income in subsidiaries, at the amount of R$ 13,083.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Major relevant indirect holdings in subsidiaries and joint subsidiaries

	Total percentage of indirect holding - %

Name	09.30.05	06.30.05

Abroad
Quinsa	58.5	55.2
Jalua Spain S.L.	100.0	100.0
Monthiers (i)	100.0	100.0
Aspen	100.0	100.0

		(i)	Wholly-owned subsidiary of Jalua Spain S.L.

5.	Property, plant and equipment

	a)	Breakdown of property, plant and equipment

	Parent Company

	09.30.05			06.30.05

	Cost	Accumulated depreciation	Net carrying amount	Net carrying amount	Annual depreciation rates - %

Land	91,969	—	91,969	91,969
Buildings and constructions	1,252,917	(640,004)	612,913	623,810	4
Machinery and equipment	3,716,651	(3,131,348)	585,303	595,110	10 (i)
Offsite equipment	968,611	(434,307)	534,304	512,850	10 (i)
Other assets and intangibles	1,042,917	(562,985)	479,932	474,093	4 to 20
Constructions in progress	154,855	—	154,855	170,886

	7,227,920	(4,768,644)	2,459,276	2,468,718

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Consolidated

	09.30.05			06.30.05

	Cost	Accumulated depreciation	Net carrying amount	Net carrying amount	Annual depreciation rates - %

Land	302,175	—	302,175	304,804
Buildings and constructions	2,502,618	(933,208)	1,569,410	1,614,802	4
Machinery and equipment	7,801,887	(6,328,029)	1,473,858	1,510,568	10 (i)
Offsite equipment	1,608,616	(763,287)	845,329	828,031	10 (i)
Other assets and intangibles	1,314,110	(755,812)	558,298	568,059	4 to 20
Constructions in progress	454,995	—	454,995	396,674

	13,984,401	(8,780,336)	5,204,065	5,222,938

(i)	Rates may vary as a result of the number of production shifts in which equipment is used.

As of September 30, 2005, the Company and its subsidiaries held properties for sale, at the carrying amount of R$ 101,326 in the parent company and of R$ 104,676 in the consolidated (R$ 107,087 in the parent company and R$ 110,465 in the consolidated on June 30, 2005), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$ 66,289 in the parent company and in the consolidated (R$ 60,527 on June 30, 2005, in the parent company and in the consolidated).

b)	Assets with restriction granted as collateral for loans

Due to bank loans taken by the Company and its subsidiaries, on September 30, 2005 there are property, machineries and equipment which availability are restricted, with a total carrying amount of R$ 531,364 (June 30, 2005 - R$ 643,692). Such restriction has no impact on the use of such assets and on the Company and its subsidiaries’ operations.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

6.	Deferred charges

	Parent Company		Consolidated

	09.30.05	06.30.05	09.30.05	06.30.05

Cost
Pre-operating	168,069	155,826	232,467	86,138
Expenses with implementation and expansion	48,288	48,288	53,702	53,651
Goodwill - Future profitability (*)	9,327,872	811,857	9,327,872	956,436
Provision for goodwill realization (**)	(5,650,447)	—	(5,650,447)	—
Other	167,356	165,056	192,104	180,291

Total cost	4,061,138	1,181,027	4,155,698	1,276,516
Accumulated amortization	(780,509)	(672,057)	(807,428)	(696,246)

Net deferred charges	3,280,629	508,970	3,348,270	580,270

(*)

This substantially refers to the balance of goodwill originally recorded in the parent company InBev Brasil, which was transferred to the Company, as a result of merger process occurred on July 28, 2005. The goodwill reclassified for deferred charges is based on future profitability of operations sustaining its generation.

(**)	As mentioned in the Note 1(d)(b) to the financial statements, such provision corresponds to difference between the amount of goodwill and the tax benefit resulted from the merger.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

7.	Loans and financing

				Parent Company

				Current		Long-term

Type	Final maturity	Annual interest rate	Currency	09.30.05	06.30.05	09.30.05	06.30.05

In Brazilian reais
ICMS sales tax incentives	September 2015	4.77%	R$	93,435	103,215	254,127	258,339
Investments in permanent assets	October 2009	TJLP + 3% to 4.5%	R$	105,100	112,953	197,638	214,673
Working capital	October 2005	102.8% a 103.5% CDI	R$	172,750	209,862	—	—
Raw material imports	December 2005	103.5% CDI	R$	13,342	12,676	—	—

				384,627	438,706	451,765	473,012

In foreign currency
Working capital	June 2006	2.5% to 4.33%	USD	524,315	346,630	—	—
Bond 2011	December 2011	10.5%	USD	40,032	6,049	1,111,100	1,175,200
Bond 2013	September 2013	8.75%	USD	4,766	35,285	1,111,100	1,175,200
Investments in permanent assets	January 2009	3.0% to 4.5%	UMBNDES	15,286	16,267	33,538	39,647

				584,399	404,231	2,255,738	2,390,047

Total				969,026	842,937	2,707,503	2,863,059

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

				Consolidated

				Current		Long-term

Type	Final maturity	Annual interest rate	Currency	09.30.05	06.30.05	09.30.05	06.30.05

In Brazilian reais
ICMS sales tax incentives	September 2015	4.77%	R$	96,777	106,909	262,855	266,578
Investments in permanent assets	October 2009	TJLP + 3.0 to 4.5%	R$	105,100	112,953	197,638	214,673
Working capital	October 2005	102.8 to 103.5% CDI	R$	172,750	209,861	—	—
Import financing	December 2005	103.5% CDI	R$	13,342	12,676	—	—

				387,969	442,399	460,493	481,251

In foreign currency
Working capital	October 2008	2.5% a 10.39%	USD	862,306	703,191	75,247	21,154
Working capital	December 2005	BA + 0.45%	CAD	1,439,088	1,538,422	—	—
Working capital	November 2005	4.48%	ARS	28,531	18,861	—	—
Working capital	September 2008	12.24%	VEB	41,443	116,645	111,446	—
Working capital	March 2009	13.31%	DOP	60,297	35,533	10,880	14,530
Working capital	June 2008	7.17%	GTQ	33,431	—	1,451	—
Working capital	October 2005	4.49%	PEN	36,597	—	—	—
Bond 2011	December 2011	10.50%	USD	40,032	6,049	1,111,100	1,175,200
Bond 2013	September 2013	8.75%	USD	4,766	35,285	1,111,100	1,175,200
Import financing	November 2011	4.85% to 6.5%	USD	—	48,533	—	77,295
Import financing	December 2005	8.13%	GTQ	19,909	43,147	—	—
Investment in permanent assets	September 2011	7% to 8.45%	USD	68,335	56,522	421,781	263,289
Investment in permanent assets	January 2009	3.0 to 4.5%	UMBNDES	15,286	16,267	33,538	39,648
Notes – Series A	July 2008	6.56%	USD	—	—	361,864	382,315
Notes – Series B	July 2008	6.07%	CAD	—	—	95,636	95,762
Senior Notes – BRI	June 2011	7.5%	CAD	—	—	169,850	170,074
Other	September 2007	8.36%	USD	33,908	33,692	74,377	83,862

				2,683,929	2,652,147	3,578,270	3,498,329

Total				3,071,898	3,094,546	4,038,763	3,979,580

Abbreviations used:

•	USD – United States Dollar
•	CAD –Canadian Dollar
•	ARS –Argentinean Peso
•	VEB –Venezuelan Bolívar
•	DOP – Dominican Peso
•	GTQ – Quetzales (Guatemala)
•	PEN – Novo Soles (Peru)
•	TJLP – Long-Term Interest Rate – corresponding to 9.75% p.a. on 09.30.05
•	ICMS - Value-added Tax on Sales and Services
•	CDI - Bank Deposit Certificate – corresponding to 19.51% on 09.30.05
•	BA – Bankers Acceptance – corresponding to 2.74% on 09.30.05.
•	UM BNDES – Tax on BNDES financings linked to a Currency Basket.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by plant properties mortgage and equipment trust (see note 5(b)).

AmBev’s subsidiaries, except for North American operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of September 30, 2005, consolidated balances of long-term financings are due as follows:

2006	42,999
2007	462,026
2008	846,113
2009	59,913
2010 onwards	2,627,712

4,038,763

c)	ICMS sales tax incentives

	Parent Company		Consolidated

Description	09.30.05	06.30.05	09.30.05	06.30.05

Current and long-term balances
Financings	347,562	361,554	359,632	373,487
Sales tax deferrals	344,578	328,876	344,578	328,876

	692,140	690,430	704,210	702,363

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually for a  ten-year period as from the original ICMS maturity date.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry, in certain Brazilian states. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index. The total amount of R$344,578 (R$328,876 on June 30, 2005) includes an installment of R$18,872 (R$18,150 on June 30, 2005) recorded as current liabilities under the item “Other taxes, charges and contribution payable”.

(d)	Notes issued in the international market – Bonds

The Company issued in September 2003, US$500 million in foreign securities (“Bond 2013”), incurring 8.75% interest p.a. and amortized semi-annually as from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001, the Company issued US$500 million in foreign securities (“Bond 2011”), incurring 10.5% interest p.a., amortized semi-annually as from June 2002, and final maturity in December 2011. The Company filed at SEC the Bond 2011 on October 4, 2002.

e)	Labatt Canada

(i)	Working capital

Effective May 25, 2004, Labatt Canada entered into a forward loan agreement at the amount of CAD 700 million with a bank syndicate and a final maturity date on December 12, 2005.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

On December 12, 2002, Labatt Canada entered into a forward loan agreement with a bank syndicate, at the amount of CAD 600 million. Such agreement has two distinct installments: (a) a pre-approved loan facility to use funds when necessary at the amount of CAD 300 million; and a (b) forward loan at the amount of CAD 300 million, with semi-annual amortizations of CAD 50 million. On September 30, 2005, Labatt had recorded as liability a remaining installment of the loan, amounting to CAD 50 million, with final maturity on December 12, 2005.

The loans contracted under these types incur interest at bankers acceptance’s rate plus the applicable margin, which has a ceiling of 1.0% per annum for the loan facility and 0.9% per annum for the forward agreement. On September 30, 2005, the bankers acceptance’s average rate on the debt was 2.74% per annum and the applicable margin was 0.45% per annum.

(ii)	Senior notes

Effective from July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million in Series A Bank Notes (“Notes – Series A”), and CAD 50 million in Series B Bank Notes (“Notes – Series B”), contracted from a group institutional investors. The Notes are subject to fixed interest rates at (a) 6.56% p.a. over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars, expiring on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD 200 million, by means of a Senior Notes (“Senior Notes – BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

f)	Contractual clauses

As of September 30, 2005, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

8.	Other liabilities

	Parent Company		Consolidated

	09.30.05	06.30.05	09.30.05	06.30.05

Current liabilities
Related parties	216,650	216,650	481	—
Deposits for containers	—	—	78,242	78,232
Provision for restructuring	—	—	119,042	131,798
Provision for income tax contingency	—	—	118,487	131,208
Marketing accounts payable	55,802	36,280	55,802	36,280
Deferred net income from commodities swap and forward transactions	—	—	9,027	—
Other account payable	91,065	76,033	295,785	263,382

	363,517	328,963	676,866	640,900

Long term liabilities
Provision for health care benefits and other post-retirement benefits (Note 10(b))	83,925	82,202	588,386	611,994
Deferred income and social contribution taxes	27,741	29,064	69,526	100,292
Deferred net income from debt swap transactions	—	—	89,758	69,905
Other accounts payable	577	521	61,282	54,074

	112,243	111,787	808,952	836,265

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

9.	Liabilities related to fiscal claims and provisions for contingencies

	Parent Company		Consolidated

	9.30.05	6.30.05	9.30.05	6.30.05

PIS and COFINS	354,806	333,771	384,985	360,387
ICMS and IPI	143,497	319,960	214,200	445,116
Income and social contribution taxes	48,441	44,727	73,895	68,555
Labor claims	245,715	246,499	352,456	367,371
Distributors and resellers’ claims	40,879	33,685	50,462	42,836
Other	72,789	70,770	112,494	112,208

	906,127	1,049,412	1,188,492	1,396,473

Abbreviations used:

•	PIS - Social Integration Program;
•	COFINS - Social Contribution on Revenue;
•	IPI – Excise Tax

As of September 30, 2005, the Company and its subsidiaries have other ongoing lawsuits which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately  R$4,249,000 (June 30, 2005 – R$3,840,000), for which a provision has not been recorded.

During the nine-month period ended on September 30, 2005, the possible contingencies increases by approximately R$3,012,000, mainly due to new tax deficiency notices received by the Company and its subsidiaries, related to the understanding of the tax authorities about the Brazilian legislation which deals with taxation in Brazil of profits obtained by subsidiaries or associated companies set up outside the country.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on the opinion of its external consultants, the Company understands that these tax deficiency notices were carried out based on a mistaken analysis of the legislation mentioned above, because, among other factors: (i) it considers the assumption of availability which did not exist in the legislation effective in the period referring to the tax deficiency notice; (ii) it disregards the existence of an agreement to avoid double taxation, entered into between Brazil and Spain; and (iii) by mistake in the determination of the amounts supposedly due.

Based on the opinion of its external consultants, the Company did not make a provision in relation to tax deficiency notices received in the period, as well as the previous ones on the same issue amounting to R$3,533,000, as it understood that they are not valid. However, as the legislation has not been evaluated in last resort on the account of the Judiciary, the Company, based on the opinion of its legal counsels considered the probability of loss as possible at the amount of R$2,406,000 and as remote at the amount of R$1,127,000.

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

(i)

PIS: The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues, as prescribed by current legislation.

(ii)

COFINS: The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other income. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution, as prescribed by current legislation.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	ICMS and IPI Taxes

This provision relates mainly to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

The provision referring to IPI credits at zero rate, amounting to R$171,518 in the parent company and R$228,056 in consolidated as of September 30, 2005, was reclassified this quarter to the account “Other assets – other taxes and charges recoverable” of long-term assets (Note 3).

c)	Income and Social Contribution Taxes on Net Profits (CSLL)

This provision relates substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of CSLL for the year 1996.

d)	Labor claims

This provision relates to claims from former employees. On September 30, 2005, judicial deposits related to labor claims made by the Company and its subsidiaries, monetarily restated based on official indexes, amounted to R$153,188 (June 30, 2005 - R$148,646).

e)	Distributors’ and resellers’ claims

This provision relates mainly to contractual rescissions between the Company’s subsidiaries and certain distributors, in view of restructuring occurred in its distribution chain as well as, in certain cases, due to the non-compliance, by the resellers, with the Company’s directives.

f)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS) to products and to suppliers.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

10.	Social Programs

a)	IAPP – Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by the IAPP. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended on September 30, 2005, the Company and its subsidiaries made contributions of R$1,222 (September 30, 2004 - R$916) to IAPP.

The surplus of IAPP’s assets is recorded by the Company in its consolidated financial statements under “Other assets”, at the amount of R$20,646 (R$20,646 on June 30, 2005), estimated as maximum limit for its future utilization, also considering the legal restrictions that prevent the return of a possible outstanding actuarial surplus, in the event of a winding up of the IAPP, and for which there was no use by means of the payment of social security benefits.

b)	Medical assistance and other post-employment benefits provided directly by the Company

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Such benefits are not granted to new retirements. On September 30, 2005, the balance of R$83,925 (June 30, 2005 - R$82,202) was recorded in the Company’s consolidated financial statements under “Other liabilities” in long-term liabilities.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation)

The Zerrenner Foundation’s chief objectives are to provide the sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recognized by the Company in its financial statements, by virtue of the impossibility of its use for other purposes than not exclusivelly related to the payment of benefits.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

11.	Shareholders’ Equity

a)	Changes in shareholders’ equity of the parent company

		Capital reserve

	Subscribed and paid-up capital	Goodwill reserve and future capital increase	Subsidy for investments and tax incentives	Legal reserve	Statutory reserve for investments	Treasury Shares	Accumulated profits (losses)	Total

On June 30, 2005	5,691,369	10,606,229	395,000	208,831	224,992	(158,458)	233,181	17,201,144
Repurchase of shares	—	—	—	—	—	(30,720)	—	(30,720)
InBev Brasil merger	—	2,883,273	—	—	—	—	—	2,883,273
Goodwill reversal from treasury shares disposal	—	(33,743)	—	—	—	—	—	(33,743)
Advances to future capital increase related to the Plan	—	1,865	—	—	—		—	1,865
Investments and tax incentives subsidies	—	—	19,715	—	—	—	—	19,715
Prepaid dividends as interest attributed to shareholders’ equity	—	—	—	—	—	—	(154,700)	(154,700)
Prepaid dividends	—	—	—	—	(3,299)	—	(477,563)	(480,862)
Net income for the period	—	—	—	—	—	—	399,082	399,082

On September 30, 2005	5,691,369	13,457,624	414,715	208,831	221,693	(189,178)	—	19,805,054

b)	Subscribed and paid-up capital

On 30 September 2005, Company’s capital at the amount of R$ 5,691,369, is represented by 65,876,074 thousand shares, of which 34,499,423 thousand are common shares and 31,376,651 thousand are preferred shares, all of them non-par nominative shares.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Treasury shares

Changes in the Company’s treasury shares during the quarter ended on September 30, 2005 were as follows:

Description	Number of preferred shares (in thousands)	Number of common shares (in thousands)

Balance on June 30, 2005	250,067	2,521
Repurchases	36,094	7,316

Balance on September 30, 2005	286,161	9,837

d)	Special premium reserve

As mentioned in the Note 1 (d) to the financial statements, as a result of the merger of InBev Brasil into AmBev, on July 28, 2005, the Company recorded a special premium reserve, totaling R$2,883,273, corresponding to the future tax benefit of the goodwill merged into AmBev. The realization of such reserve shall occur under the pattern previously outlined in Note n° 1 (d).

e)	Net income allocation

On September 1, 2005, the Company’s Board of Directors approved the allocation of dividends, on account of income earned until July 31, 2005, to be imputed to the minimum mandatory dividends of 2005, at the amount of R$480,862 (excluding withholding income tax, as provided for in the laws in force). In addition, the Company’s Board of Directors approved the allocation of interest attributed to shareholders’ equity, at the amount of R$219,823 (subject to 15% withholding income tax – IRRF), on account of income earned until July 31, 2005, to be imputed to minimum mandatory dividends of 2005.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

12.	Stock Ownership Plan (“PLAN”)

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees. As defined in the By-Laws, the Plan is managed by a committee that includes Company’s non-executive members. This committee periodically creates stock ownership programs for common or preferred shares, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to the grant date, indexed to inflation up to the exercise date. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date.

When shares are bought, the Company may issue new shares, or use the balance of treasury shares. Stock options granted have no final date for exercise. Should the existing labor agreement come to an end, the rights to the stock options expire. Regarding the shares purchased by employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On September 30, 2005, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date amounts to R$118,777 (R$133,073 on June 30, 2005). The loans are guaranteed by the financed shares.

Summary of stock option purchases movement in the quarter ended September 30, 2005 is as follows:

	Common	Preferred

Balance of options to be exercised at the beginning of the quarter	80,636	403,184
Movement occurred during the period Cancelled	(1,180)	(5,901)

Balance of options to be exercised at the end of the quarter	79,456	397,283

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

13.	Treasury

	a)	General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purposes, which does not prevent redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

	b)	Derivative instruments

The breakdown of outstanding mark-to-market derivatives exposure is as follows:

Description	09.30.05	06.30.05

Currency hedge
US$/R	$3,812,408	3,220,415
Peso/US	$11,111	82,264
CAD/US	$231,217	259,667
Interest rate hedge
Floating LIBOR vs. fixed LIBOR	23,333	24,679
Fixed Rate vs. Canadian Bankers Acceptance	345,142	724,291
CDI x Fixed Rate	(196,307)	(101,192)
Commodities hedge
Aluminum	175,945	80,900
Sugar	43,563	26,680
Wheat	30,368	3,259

	4,476,780	4,320,963

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)	Currency and interest rate hedges

As of September 30, 2005, unrealized gains over variable income on derivative operations were limited at the lower value between the “curve” of instruments or respective market value.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on September 30, 2005, an additional gain of R$87,761 (June 30, 2005 - R$168,381, presented as follows:

Financial instruments	Book Value	Market Value	Unrealized variable gains

Public bonds	305,000	321,891	16,891
Swaps/forwards	(560,727)	(500,972)	59,755
Cross Currency Swap Labatt Canada (*)	(89,758)	(78,643)	11,115

	(345,485)	(257,724)	87,761

(*) Swaps for the conversion of Notes issued at fixed interest rates in US dollars to fluctuating interest rates in Canadian dollars.

(ii)	Commodities and currency hedges

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the price fluctuation of foreign currency-denominated raw materials to be acquired are deferred and recognized in results, when sale of corresponding product occurs.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

During the quarter ended on September 30, 2005, the effect relating to the commodities and currency hedges operations recorded in earnings as “Cost of goods sold” were:

Description	Net reduction (increase in the cost of goods sold)

Currency hedge	(76,211)
Hedge of aluminum	(3,494)
Hedge of sugar	4,058
Hedge of wheat and corn	14

(75,633)

On September 30, 2005, unrealized losses at the amount of R$199,206 were deferred, R$208,233 in “other assets” and R$9,027 in “other liabilities”. Such loss shall be recognized at debit of Company’s results, the amount of R$197,334 on cost of goods sold, when corresponding finished product is sold and the remaining balance on operating expense, as this is an expense hedge.

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by the bonds and import financing operations, are recorded at cost value, monetarily restated at initial interest rates  contracted, accrued of monetary and exchange variations, according to closing indexes of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have recognized an additional loss, before income and social contribution taxes of R$550,438, on September 30, 2005 (R$513,536, on June 30, 2005), as presented in the chart below:

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial liabilities	Book Value	Market Value	Unrealized Losses

Notes – A Series	361,864	377,936	(16,072)
Notes – B Series	95,636	100,976	(5,340)
Senior Notes – BRI	169,850	197,519	(27,669)
International Financings (i)	2,843,536	2,843,536	—
Financings in Reais (i)	545,724	545,724	—
BNDES/ FINEP/ EGF (i)	302,738	302,738	—
Res. 63/ Compror 63	524,315	525,452	(1,137)
Bonds	2,266,998	2,767,218	(500,220)

	7,110,661	7,661,099	(550,438)

(i)	Loans to which the book value and market value are similar.

The criterion used to determine bonds market value was based on bonds secondary market value on the reference date as of September 30, 2005, approximately 122.75% of face value for Bond 2011 and 116.40% for Bond 2013. For Notes – A Series and B Series of Labatt Canada, Senior Notes - BRI and Res.63 and Compror 63 operations, market values were determined based on the discounted cash flow at present value, by using market rates available in similar instruments. The Company considers that there are no differences between book and market values of other financial liabilities.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Quarter ended on

	Parent Company		Consolidated

	09.30.05	09.30.04	09.30.05	09.30.04

Financial income
Foreign exchange gains (losses) on investments	3,810	—	(16,376)	(48,611)
Financial income on cash equivalents	8,712	3,828	22,978	23,093
Financial charges on taxes, contributions and judicial deposits	609	1,064	1,136	7,265
Stock Plan income	527	9,003	1,020	10,762
Others	—	—	1,175	12,901

	13,658	13,895	9,933	5,410

Financial expenses
Foreign exchange rate losses on loans	158,552	—	156,284	330,525
Net losses on derivative instruments	(195,207)	—	(198,621)	(273,342)
Financial charges on foreign currency debts	(71,759)	—	(128,018)	(112,047)
Financial charges on debts in Reais	(20,609)	—	(21,312)	(32,518)
Interest and charges on loans	15,691	(135,723)	—	—
Taxes on financial transactions	(23,395)	(10,152)	(31,236)	(31,364)
Interest on contingencies and other	(10,911)	(993)	(14,174)	(14,353)
Others	(10,481)	—	(15,019)	(10,925)

	(158,119)	(146,868)	(252,096)	(144,024)

Net financial result	(144,461)	(132,973)	(242,163)	(138,614)

e)	Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company and its subsidiaries have not recorded significant losses on receivables from customers.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the credit risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize derivative financial assets and liabilities in the event of default.

14.	Income and Social Contribution taxes - CSLL

	a)	Reconciliation of consolidated Income and CSLL taxes expense with nominal rates

	Quarter ended

	09.30.05	09.30.04

Consolidated net income, before income and CSLL taxes	606,064	304,943
Profit sharing and contributions	(54,773)	(37,268)

Consolidated net income, before income, CSLL taxes and minority interest	551,291	267,675

Expense with Income and CSLL Taxes at nominal rates (34%)	(187,439)	(91,009)
Adjustments to determine the actual rate:
Interest attributed to shareholders’ equity	52,598	71,274
Income of foreign subsidiaries not subject to taxation (i)	(169,645)	(162,932)
Equity gains in subsidiaries	10,422	11,263
Goodwill amortization – non-deductible portion	(1,816)	(16,371)
Reversal of provision for goodwill realization	47,742	—
Provisions for income and social contribution taxes of previous years	(1,716)	—
Deduction of income tax incentives		33,899
Goodwill future profitability – CBB merger (ii)	103,373	—
Permanent additions, exclusions and other	(3,565)	13,508

Income and social contribution taxes expense over profit	(150,046)	(140,368)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)

The foreign subsidiaries’ results, not subject to taxation, consider the effects of goodwill amortization of Labatt ApS at Labatt Canada, at the amount of R$196,668 in the quarter ended on September 30, 2005, generating a tax effect, as it is not deductible, at the amount of R$66,867.

(ii)	This amount refers to tax credit stemming from the goodwill future deductibility of AmBev into CBB, as a result of CBB’s merger by AmBev (Note 1(c)).

b)	Breakdown of benefit (expense) of income and CSLL taxes for the quarters ended:

	Parent Company		Consolidated

	09.30.05	09.30.04	09.30.05	09.30.04

Current	—	—	(194,081)	(113,496)
Deferred	69,961	85,896	44,035	(26,872)

Total	69,961	85,896	(150,046)	(140,368)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Breakdown of deferred taxes

	Parent Company		Consolidated

	09.30.05	06.30.05	09.30.05	06.30.05

Long-term assets
Tax losses carryforward	47,634	435,769	973,820	1,067,162
Temporary differences:
Non-deductible provisions	366,399	356,800	472,702	466,814
Provision of interest attributed to shareholders’ equity	51,611	73,752	51,611	73,752
Provision for losses on tax incentives	12,065	12,065	19,680	19,680
Goodwill future profitability – mergers (i)	127,485	—	127,485	—
Provision for restructuring	—	—	52,953	55,317
Provision for health care benefits	28,534	27,949	166,606	200,340
Other	220,229	176,994	232,951	200,437

	1,153,957	1,083,329	2,097,808	2,083,502

Long-term liabilities
Temporary differences
Accelerated depreciation	—	—	39,262	67,747
Other	27,741	29,064	30,264	32,545

	27,741	29,064	69,526	100,292

(i)

Based on projections of generating future taxable income of parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated effective balance of deferred income and social contribution taxes over tax losses is shown as follows:

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Nominal amounts (millions of reais)

2006	47
2007	96
2008	136
2009	187
2010	229
2011	279

974

The asset recorded is limited to the amounts for which an offset is supported by future taxable income projections, discounted to present values, also considering that tax loss carryforwards is limited to 30% of taxable income for the year, determined according to the Brazilian tax laws.

Deferred income tax asset as of September 30, 2005, includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of September 30, 2005, will be realized by the fiscal year 2010. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from actual data and amounts.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between the Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of the Company’s future profits.

15.	Commitments with suppliers

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2005 and 2006, already contracted on September 30, 2005, amounting to approximately R$350,432 e R$463,847, respectively.

16.	Other operating income (expenses), net

	Quarter ended on

	Parent Company		Consolidated

	09.30.05	09.30.04	09.30.05	09.30.04

Operating income
Equity in results and gains from subsidiaries	—	—	30,711	33,127
Foreign exchange and inflation accounting gains on subsidiaries abroad	—	6,824	—	—
Recovery of taxes and contributions	—	—	—	775
Other operating income	475	1	1,827	4,690

	475	6,825	32,538	38,592

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Quarter ended on

	Parent Company		Consolidated

	09.30.05	09.30.04	09.30.05	09.30.04

Operating expenses
Amortization of goodwill	(9,639)	(21,184)	(279,756)	(245,699)
Foreign exchange and inflation accounting losses on subsidiaries abroad	(5,775)	—	(54,771)	(93,504)
Other taxes	(158)	(22,041)	—	(18,959)
Other operating expenses	(2,847)	(858)	(9,513)	(13,178)

	(18,419)	(44,083)	(344,040)	(371,340)

Other operating income (expenses), net	(17,944)	(37,258)	(311,502)	(332,748)

17.	Other non-operating income (expenses), net

	Quarter ended on

	Parent Company		Consolidated

	09.30.05	09.30.04	09.30.05	09.30.04

Non-operating income
Disposal of property, plant and equipment	4	—	28,830	14,190
Reversal of provision for unearned income in subsidiaries	9,268	—	—	—
Other non-operating income	2,908	—	2,156	1,353

	12,180	—	30,986	15,543

Non-operating expenses
Provision for losses in permanent assets	(8,971)	—	(8,971)	—
Loss of interest ownership in subsidiaries		—	(19,078)	(96,427)
Cost of goods sold	(125)	—	(6,713)	(21,050)
Other non-operating expenses	(767)	(1,191)	(2,588)	(2,745)

	(9,863)	(1,191)	(37,350)	(120,222)

Other non-operating income (expenses), net	2,317	(1,191)	(6,364)	(104,679)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

18.	Insurance

As of September 30, 2005 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

19.	Subsequent events

On October 12, 2005, Labatt’s short-term debt was refinanced, which would expire in December 2005. A syndicated loan was made at the amount of CAD 1.2 billion, of which CAD 900 million refer to forward loan and CAD 300 million as revolving credit, with a five-year maturity.

On October 19, 2005, AmBev was officially notified about the lower court decision related to the administrative proceeding #16327.000.530/2005-28, involving tax deficiency notices received by the Company concerning (i) additions not computed in the determination of taxable income, referring to income earned abroad, and (ii) addition not computed in the determination of taxable income, of exchange variation over investment in subsidiaries abroad.

The decision rendered acknowledged that a substantial portion of amount determined in the tax deficiency notices referred to above was erroneous, confusing the exchange variation of investment in the subsidiary Jalua Spain, already taxed in item (ii) above, with supposed profit, taxed in double in item (i).

Such decision reduced the restated amount of such tax deficiency notices from R$3.5 billion to R$2.4 billion. Consequently, even if taxpayer council is entitled to automatic appeal, it is confirmed the understanding of AmBev’s management as to the probability of loss as “remote” for the amount of R$1.1 billion, remaining the amount of R$1.9 billion as “possible” the probability of loss, but not “probable”, as outlined in the Note 9 to the financial statements (Liabilities associated with challenge by tax authorities and contingencies provisions).

AMBEV REPORTS THIRD QUARTER 2005 RESULTS

São Paulo, November 3, 2005 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the third quarter 2005 (3Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;
•	Hispanic Latin America (HILA): comprising (i) AmBev’s average 56.4% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and
•	North America: representing the operations of the Canadian franchise Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the third quarter 2004 (3Q04).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA summed up to R$1,546.0 million (+36.1%). EBITDA margin reached 39.5% (+100 bps).

•	Earning per share - excluding goodwill amortization and adjusting the 3Q04 number of outstanding shares for the stock bonus implemented on May 31, 2005 - increased by 81.2%, amounting to R$10.35.

•	Beer Brazil market share totaled 68.3%, the highest level since July 2003.

•	CSD & Nanc’s EBITDA margin reached 33.1% (+200 bps).

•	Quinsa’s consolidated EBITDA increased by 32.6%. in US dollars.

•	HILA-ex beer volume grew by 34.7%, adding up to 854,000 hectoliters.

•	Labatt’s EBITDA, in Canadian dollars, grew 13.0%, reaching CAD$233.5 million.

Financial Highlights – AmBev Consolidated R$ million	3Q05	3Q04	% Change

Net revenues	3,910.3	2,951.0	32.5%
Gross profit	2,518.6	1,771.8	42.1%
EBIT	1,197.6	908.7	31.8%
EBITDA	1,546.0	1,135.7	36.1%
Net income	399.1	131.7	203.0%
No. of shares outstanding* (millions)	65,580.1	66,078.3	-0.8%
EPS* (R$/000 shares)	6.09	1.99	205.3%
EPS excl. goodwill amortization* (R$/000 shares)	10.35	5.71	81.2%
EPS* (US$/ADR)	0.26	0.07	288.8%
EPS excl. goodwill amortization* (US$/ADR)	0.44	0.19	130.8%

*Number of shares outstanding and EPS for 3Q04 were adjusted for the stock bonus of 05/31/05.

Notes:
(1) Average exchange rates between Reais and US Dollars used for 3Q05 and 3Q04 were R$2.34/US$ and R$2.98/US$, respectively.
(2) The average exchange rate between Reais and Canadian Dollars used for 3Q05 was R$1.95/CAD$
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) The number of outstanding shares at the end of 3Q04 was adjusted for the common stock bonus implemented on 5/31/05, providing for consistency in the comparison to 3Q05 EPS.
(5) Values may not add up due to rounding.

Third Quarter 2005 Results November 3, 2005 Page 2

Message from AmBev Management

AmBev’s third quarter results represented once again solid profit growth in relation to last year. The Company achieved EBITDA growth of 36.1% and EPS growth (before goodwill amortization and adjusted for the May 31, 2005 stock split) of 81,2%. AmBev recorded solid performance for the quarter across its three business units, driving beer volume growth in North America, Hispanic Latin America and Brazil.

The Company’s execution in the Brazilian marketplace was one of the key strengths of the quarter; beer volumes continued to grow, and beer net revenues per hectoliter expanded by 9.4% for the nine months ended September 30, 2005. Strong Beer Brazil performance allowed AmBev to maintain a beer market share of 68,1%. Soft drinks volumes also increased over the third quarter and AmBev was proud to deliver a record soft drinks EBITDA margin of 33.1%.  Luiz Fernando Edmond, Chief Executive Officer for Latin America said, “Our Brazilian operations’ healthy profit growth can be attributed to the continuous hard work and discipline of our diligent team and their in-depth understanding of the Brazilian market.”

Quinsa continues to deliver outstanding growth; Quinsa’s EBITDA (in US$ terms) was up 32.6% compared to the third quarter of 2004.  The start-up beer operations in HILA (ex-Quinsa) are showing promise, with beer volumes increasing 34.7%.  “Our new operations are performing exceptionally, but we have a significant amount of work to do in order to establish profitable operations in the Andean region, Central America and the Caribbean,” said Juan Vergara, Executive Officer for Hispanic Latin America.

In Canada, summer beer volumes reached the highest levels of recent years, helping to revive Canadian beer industry volume growth over the quarter. Labatt`s third quarter volumes also increased year over year. AmBev’s primary objective in Canada is to stabilize market share, while employing healthy revenue growth at Labatt.  In addition, the Company is deftly advancing its cost reduction program. “2005 has been tougher than we expected, and we are very proud of the double digit profit growth that we have been able to deliver in this environment,” said Carlos Brito, Chief Executive Officer for North America.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$3,910.3 million	Total: R$1,546.0 million

Third Quarter 2005 Results November 3, 2005 Page 3

Brazil

The AmBev Brazil business unit reached EBITDA of R$991.4 million (+15.0%) in 3Q05, representing 64.1% of AmBev’s consolidated EBITDA.

	Beer				CSD & Nanc
Brazil Results
R$ million	3Q05	3Q04.	% Chg.		3Q05	3Q04	% Chg.

Volume (’000 hl)	14,485	14,012	3.4%		4,696	4,424	6.2%
Net Revenue	1,895.7	1,686.0	12.4%		383.2	350.5	9.3%
Net Revenue/hl	130.9	120.3	8.8%		81.6	79.2	3.0%
COGS	(602.2)	(601.4)	0.1%		(191.8)	(187.9)	2.1%
COGS/hl	(41.6)	(42.9)	-3.1%		(40.8)	(42.5)	-3.8%
Gross Profit	1,293.6	1,084.6	19.3%		191.3	162.6	17.7%
Gross Margin	68.2%	64.3%	390	bps	49.9%	46.4%	350	bps
SG&A	(635.0)	(476.7)	33.2%		(120.9)	(88.5)	36.5%
% of Net Revenue	-33.5%	-28.3%	-520	bps	-31.5%	-25.3%	-630	bps
EBIT	658.6	607.9	8.3%		70.5	74.1	-4.9%
EBIT Margin	34.7%	36.1%	-130	bps	18.4%	21.1%	-270	bps
EBITDA	849.6	734.9	15.6%		126.7	109.2	16.1%
EBITDA Margin	44.8%	43.6%	120	bps	33.1%	31.1%	190	bps

	Malt and By-products				Total
Brazil Results
R$ million	3Q05	3Q04	% Chg.		3Q05	3Q04	% Chg.

Volume (’000 hl)	n.a	n.a	n.a		19,181	18,436	4.0%
Net Revenue	46.9	51.5	-9.0%		2,325.8	2,088.0	11.4%
Net Revenue/hl	n.a	n.a	n.a		121.3	113.3	7.1%
COGS	(31.0)	(32.4)	-4.2%		(825.0)	(821.7)	0.4%
COGS/hl	n.a	n.a	n.a		(43.0)	(44.6)	-3.5%
Gross Profit	15.8	19.1	-17.1%		1,500.7	1,266.3	18.5%
Gross Margin	33.8%	37.1%	-330	bps	64.5%	60.6%	390	bps
SG&A	(0.7)	(0.7)	-2.0%		(756.6)	(565.9)	33.7%
% of Net Revenue	-1.6%	-1.5%	-10	bps	-32.5%	-27.1%	-540	bps
EBIT	15.1	18.3	-17.7%		744.2	700.4	6.3%
EBIT Margin	32.2%	35.6%	-340	bps	32.0%	33.5%	-150	bps
EBITDA	15.1	18.3	-17.7%		991.4	862.4	15.0%
EBITDA Margin	32.2%	35.6%	-340	bps	42.6%	41.3%	130	bps

Beer Brazil

Net Revenues

Net revenues for the Beer Brazil operation reached R$1,895.7 million in 3Q05 (+12.4%).

Beer sales volumes, as previously disclosed by the Company, reached 14.5 million hectoliters (+3.4%). This result reflects AmBev’s market share recovery (3Q05: 68.1%; 3Q04: 66.6%; ACNielsen estimates), in addition to a modest growth in the market’s total volume. AmBev points out that ACNielsen’s estimate for its market share in the month of September was of 68.3%, same level as in May, and the highest one since July 2003.

In view of the 3Q05 volume growth beyond expectation, thanks to a strong performance in August, the Company estimates a volume growth of roughly 7% for the full year of 2005 (previous estimate: 6%).

Net revenues per hectoliter of beer were R$130.9, (+8.8%). The main factors explaining this increase were the price repositioning implemented by AmBev in December  2004 and the ongoing revenue management initiatives. We highlight, among these initiatives, the remarkable performance in sales volumes of our premium brands (Bohemia: +19.5%; Original: +37.1%). Net revenues per hectoliter went up by 2.3% when compared to 2Q05, as a result of (i) minor price adjustments in some regions of the country; (ii) increased participation of our direct distribution system in the Company’s sales mix; and (iii) greater participation of one-way presentations in the sales mix. The combination of these effects has offset the negative impact of the increase of Value-Added Tax (ICMS) charged on our products in some Brazilian states.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$602.2 million in 3Q05 (+0.1%). We highlight that the growth in production costs was lower than the increase in sales volumes, which was possible thanks to a 3.1% drop in COGS per hectoliter (3Q05: R$41.6; 3Q04: R$42.9). Despite the higher exchange rate implicit in the Company’s hedging policy (3Q05: R$3.02/US$; 3Q04: R$2.98/US$), the greater dilution of fixed costs provided by higher sales volumes as well as Ambev’s continuous excellence program for manufacturing, resulted in lower unit costs.

Third Quarter 2005 Results November 3, 2005 Page 4

When compared to 2Q05, COGS per hectoliter increased by 0.1%, explained by (i) a lower dilution of fixed costs; and (ii) the higher exchange rate implicit in the Company’s hedging policy (3Q05: R$3.02/US$; 2Q05: R$2.98/US$).

The Company also informs that during 3Q05 it hedged 100% of its currency exposure related to variable production costs in Brazil in 2006, including Beer and CSD & Nanc. The implied exchange rates are the following: 1Q06: R$2.55/US$ (as disclosed in the 2Q05 earnings release); 2Q06: R$2.59/US$; 3Q06: R$2.70/US$; and 4Q06: R$2.77/US$. The average exchange rate for the full year 2006 is estimated at roughly R$2.67/US$, representing a significant benefit of 35 cents in relation to the implied rate in the hedge for 2005 (R$3.02/US$).

Gross Profit

Gross profit for Beer Brazil summed up to R$1,293.6 million (+19.3%). Gross margin reached 68.2%, an increase of 390 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$635.0 million (+33.2%).

Sales & Marketing expenses added up to R$190.8 million (+28.7%). Two effects mostly explain the growth attained: (i) a schedule for trade marketing initiatives different from that of 2004, with a higher concentration of activities in the third quarter; and (ii) the increase in revenues from the supermarket sales channel, which leads to greater promotional funds related to agreements with some retail chains. The Company highlights that the Sales & Marketing expenses accrued in the first nine months of 2005 represent a 7.3% growth, much lower than the growth observed in this quarter.

In light of higher net revenues compared to its original budget, AmBev reviewed its estimate of Sales & Marketing expenses to be incurred in 2005. Part of the sales expenses is related to promotional funds pre-determined in agreements between the Company and some of its clients. As in a number of cases those funds are determined by the amount invoiced to each of those clients, revenue growth automatically implies a growth in sales expenses. Therefore, the Company estimates that it will spend in 2005 an amount slightly higher than that in 2004. Such an increase, however, shall not exceed 5% (previous estimate: stable Sales & Marketing expenses in nominal terms). Nevertheless, the Company maintains its EBITDA margin estimate of 45% for the full year 2005.

Direct distribution expenses reached R$182.9 million (+17.6%), mainly resulting from an 18.3% growth in the volumes sold through AmBev’s proprietary structure. The increase in distribution expenses lower than volume growth was possible thanks to a 0.6% drop in direct distribution expenses per hectoliter (3Q05: R$27.1; 3Q04: R$27.2), which can be explained by a greater dilution of fixed expenses. When compared to 2Q05, expenses with direct distribution per hectoliter increased by 2.9%, as a result of an increased participation of regions with higher distribution costs in the sales mix.

Beer Brazil administrative expenses totaled R$ 106.4 million (+19.2%). The increase resulted mainly from non-recurring costs related to projects.

Depreciation and amortization expenses linked to SG&A amounted to R$155.0 million (+85.1%). The increase was caused by deferred assets amortization resulting from the merge of Companhia Brasileira de Bebidas (CBB) (R$ 13.3  million) and InBev Holding Brasil S.A. (InBev Brasil) (R$54.1 million) into AmBev.

Third Quarter 2005 Results November 3, 2005 Page 5

Based on sales volumes, the Company allocated proportionally the total amortization expense between Beer and CSD & Nanc operations.

With respect to the amortization of deferred assets, the Company highlights that:

-

The total amortization of deferred assets related to the merger of CBB into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, caused a negative impact on net income of R$11.6 million. However, (i) this is a non-cash charge; and (ii) this expense provides a R$6.0 million tax break for the Company.

-

The total amortization of deferred assets related to the merger of InBev Brasil into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, DOES NOT CAUSE ANY IMPACT on net income (as explained on the section “Income Tax and Social Contribution”). Moreover, (i) this is a non-cash charge; and (ii) this expense provides a R$48.2 million tax break for the Company.

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$658.6 million (+8.3%). EBIT margin decreased by 130 basis points, reaching 34.7%.

EBITDA for Beer Brazil amounted to R$849.6 million (+15.6%), and EBITDA margin stood at 44.8% (+120 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$383.2 million (+9.3%).

Sales volumes reached 4.7 million hectoliters (+6.2%), driven by Ambev’s higher market share (3Q05: 16.7%; 3Q04: 16.3%; ACNielsen estimates), and a modest growth in the total market volume (ACNielsen’s estimate indicates a 0.5% market drop; this index, however, is not consistent with the Company’s sales volume growth).

Net revenues per hectoliter went up by 3.0% (3Q05: R$81.6; 3Q04: R$79.2) reflecting minor price adjustments held in the last 12 months. There has been a 2.2% drop in revenues per hectoliter, in comparison to 2Q05. The major factor explaining this drop was an increased participation of family-sized presentations in the sales mix (PET 2L, PET 2.35L e PET 2.5L). The Company points out, however, that the introduction of the new 2,35 and 2,5 liter presentation was of utmost importance to achieve volume growth in the quarter, meeting consumers’ demand for larger presentations for domestic consumption. In addition, the lower net revenues per hectoliter of family-sized presentations is partially offset by lower production costs, as demonstrated below.

COGS

COGS for CSD & Nanc reached R$191.8 million (+2.1%). The growth of production costs lower than the increase in sales volumes was made possible by the 3.8% drop in COGS per hectoliter (3Q05: R$ 40.8; 3Q04: R$ 42.5). Similarly to the beer operations, the greater dilution of fixed costs allowed by the higher sales volumes as well as the efficiency gains provided by Ambev’s continuous excellence programs for manufacturing resulted in lower unit costs. Compared to 2Q05, COGS per hectoliter went down by 6.9% , as a consequence of the increase of family-sized presentations in the sales mix, which has a lower production cost when compared to the average cost of the portfolio.

Third Quarter 2005 Results November 3, 2005 Page 6

The Company also informs that during 3Q05 it hedged 100% of its currency exposure related to variable production costs in Brazil in 2006, including Beer and CSD & Nanc. The implied exchange rates are the following: 1Q06: R$2.55/US$ (as disclosed in the 2Q05 earnings release); 2Q06: R$2.59/US$; 3Q06: R$2.70/US$; and 4Q06: R$2.77/US$. The average exchange rate for the full year 2006 is estimated at roughly R$2.67/US$, representing a significant benefit of 35 cents in relation to the implied rate in the hedge for 2005 (R$3.02/US$).

Gross Profit

Gross profit in the CSD & Nanc business segment totaled R$191.3 million (+17.7%), while the gross margin expanded by 350 basis, reaching 49.9%.

SG&A

SG&A expenses for CSD & Nanc operation amounted to R$120.9 million (+36.5%).

Sales & Marketing expenses added up to R$31.5 million (+16.1%). Two effects mostly explain the higher expenses: (i) higher funds allocated in the 2005 budget to support our soft drinks and non-alcoholic, non-carbonated beverages brands (the Sales & Marketing 2004 budget for CSD & Nanc was reduced so that higher funds could be assigned to the beer operations, with the main purpose of recovering the market share lost in 2003); and (ii) similarly to the beer operations situation, a schedule for trade marketing initiatives different from that of 2004, with higher concentration of activities in the third quarter.

Direct distribution expenses reached R$35.2 million (+12.5%), mainly from a 16.8% growth in volumes sold through the Company’s proprietary structure. The increase in distribution expenses lower than the volume growth was made possible due to a 3.7% drop in direct distribution costs per hectoliter (3Q05: R$13.2; 3Q04: R$13.7), which can be explained by a higher dilution of fixed costs. Expenses with direct distribution per hectoliter decreased by 12.5%, compared to 2Q05, a consequence of favorable packaging mix and efficiency gains in the direct distribution system.

CSD & Nanc administrative expenses totaled R$4.4 million (+20.3%). The increase in these expenses resulted from the pro-rata allocation of non-recurring charges related to some Company’s corporate projects.

Depreciation and amortization expenses linked to SG&A amounted to R$49.8 million (+88.2%). Likewise the beer operations, the increase in these expenses was caused by deferred assets amortization resulting from the merge of Companhia Brasileira de Bebidas (CBB) (R$4.3 million) and InBev Holding Brasil S.A. (InBev Brasil) (R$17.5 million) into AmBev. Based on sales volumes, the Company allocated proportionally the total amortization expense between Beer and CSD & Nanc operations.

With respect to the amortization of deferred assets, the Company highlights that:

–

The total amortization of deferred assets related to the merger of CBB into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, caused a negative impact on net income of R$11.6 million. However, (i) this is a non-cash charge; and (ii) this expense provides a R$6.0 million tax break for the Company.

–

The total amortization of deferred assets related to the merger of InBev Brasil into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, DOES NOT CAUSE ANY IMPACT on net income (as explained on the section “Income Tax and Social Contribution”). Moreover, (i) this is a non-cash charge; and (ii) this expense provides a R$48.2 million tax break for the Company.

Third Quarter 2005 Results November 3, 2005 Page 7

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$70.5 million (-4.9%). EBIT margin decreased by 270 basis points, and stood at 18.4%.

EBITDA for the segment reached R$126.7 million (+16.1%), and EBITDA margin increased by 190 basis points to 33.1%.

Malt and By-Products

Net revenues from sales of malt and by-products to third parties reached R$46.9 million (-9.0%). EBIT and EBITDA for the operation were R$15.1 million (-17.7%).

Third Quarter 2005 Results November 3, 2005 Page 8

Hispanic Latin America – HILA

HILA operations reached a R$97.6 million EBITDA (-14.6%), representing 6.3% of AmBev’s consolidated EBITDA.

	Quinsa				HILA-ex
HILA Consol. Results
R$ million	3Q05	3Q04.	% Chg.		3Q05	3Q04	% Chg.

Volume (‘000 hl)	5,280	4,766	10.8%		1,679	1,580	6.3%
Net Revenue	269.7	251.9	7.0%		201.6	203.3	-0.8%
Net Revenue/hl	90.6	101.1	-10.3%		120.1	128.7	-6.7%
COGS	(118.9)	(119.7)	-0.6%		(107.0)	(107.9)	-0.8%
COGS/hl	(40.0)	(48.0)	-16.8%		(63.8)	(68.3)	-6.6%
Gross Profit	150.8	132.3	14.0%		94.6	95.4	-0.9%
Gross Margin	55.9%	52.5%	340	bps	46.9%	46.9%	0	bps
SG&A	(74.6)	(73.0)	2.2%		(120.1)	(85.6)	40.3%
% of Net Revenue	-27.7%	-29.0%	130	bps	-59.6%	-42.1%	-1750	bps
EBIT	76.1	59.3	28.5%		(25.6)	9.8	nm
EBIT Margin	28.2%	23.5%	470	bps	-12.7%	4.8%	nm
EBITDA	101.9	90.4	12.8%		(4.4)	23.8	nm
EBITDA Margin	37.8%	35.9%	190	bps	-2.2%	11.7%	nm

	Total
HILA Consol. Results
R$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	6,959	6,345	9.7%
Net Revenue	471.3	455.2	3.5%
Net Revenue/hl	101.2	111.8	-9.4%
COGS	(226.0)	(227.6)	-0.7%
COGS/hl	(48.5)	(55.9)	-13.1%
Gross Profit	245.4	227.6	7.8%
Gross Margin	52.1%	50.0%	200	bps
SG&A	(194.8)	(158.6)	22.8%
% of Net Revenue	-41.3%	-34.8%	-650	bps
EBIT	50.6	69.0	-26.7%
EBIT Margin	10.7%	15.2%	-440	bps
EBITDA	97.6	114.2	-14.6%
EBITDA Margin	20.7%	25.1%	-440	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa

AmBev’s average stake in Quinsa was 56.4% in 3Q05 (3Q04: 52.3%), and generated EBITDA of R$101.9 million (+12.8%) for the Company.

	Beer				CSD
Quinsa Results
R$ million	3Q05	3Q04	% Chg.		3Q05	3Q04	% Chg.

Volume (‘000 hl)	3,413	3,220	6.0%		1,867	1,545	20.8%
Net Revenue	199.6	191.1	4.4%		70.1	60.8	15.3%
Net Revenue/hl	103.8	113.5	-8.6%		66.6	75.2	-11.5%
COGS	(71.6)	(76.4)	-6.3%		(47.3)	(43.2)	9.4%
COGS/hl	(37.2)	(45.4)	-18.0%		(45.0)	(53.5)	-16.0%
Gross Profit	128.0	114.7	11.6%		22.8	17.6	29.6%
Gross Margin	64.1%	60.0%	410	bps	32.5%	28.9%	360	bps
SG&A	(56.9)	(56.5)	0.7%		(17.7)	(16.5)	7.6%
% of Net Revenue	-28.5%	-29.6%	110	bps	-25.3%	-27.1%	180	bps
EBIT	71.1	58.2	22.2%		5.0	1.1	361.9%
EBIT Margin	35.6%	30.4%	520	bps	7.2%	1.8%	540	bps
EBITDA	92.4	84.4	9.4%		9.6	6.0	60.3%
EBITDA Margin	46.3%	44.2%	210	bps	13.7%	9.8%	380	bps

	Total
Quinsa Results
R$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	5,280	4,766	10.8%
Net Revenue	269.7	251.9	7.0%
Net Revenue/hl	90.6	101.1	-10.3%
COGS	(118.9)	(119.7)	-0.6%
COGS/hl	(40.0)	(48.0)	-16.8%
Gross Profit	150.8	132.3	14.0%
Gross Margin	55.9%	52.5%	340	bps
SG&A	(74.6)	(73.0)	2.2%
% of Net Revenue	-27.7%	-29.0%	130	bps
EBIT	76.1	59.3	28.5%
EBIT Margin	28.2%	23.5%	470	bps
EBITDA	101.9	90.4	12.8%
EBITDA Margin	37.8%	35.9%	190	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Third Quarter 2005 Results November 3, 2005 Page 9

Quinsa Beer

Quinsa beer operations recorded a R$92.4 million EBITDA (+9.4%). We point out the sales volumes growth and increased EBITDA margin. It is also worth highlighting that during 3Q05, Quinsa launched Brahma in Chile, positioning the brand in the mainstream segment, the largest in volume. Since the termination of the Heineken brand franchise held by Quinsa in Chile, its portfolio had only two brands in the discount segment - Becker and Baltica. Therefore, Brahma fills an important gap in the Chilean operations, representing a key element in Quinsa’s expansion plans for that country.

Quinsa Soft Drinks

Quinsa soft drinks operations reached EBITDA of R$9.6 million (+60.3%). This result reflects the combination of strong sales growth, driven by market share gains, with EBITDA margin recovery.

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) generated negative EBITDA of R$4.4 million (3Q04: R$23.8 million).

	Beer				CSD
HILA-ex Results
R$ million	3Q05	3Q04	% Chg.		3Q05	3Q04.	% Chg.

Volume (‘000 hl)	854	634	34.7%		825	946	-12.8%
Net Revenue	126.1	103.9	21.3%		75.5	99.3	-24.0%
Net Revenue/hl	147.7	163.9	-9.9%		91.5	105.0	-12.9%
COGS	(61.5)	(51.2)	20.0%		(45.6)	(56.7)	-19.5%
COGS/hl	(72.0)	(80.8)	-10.9%		(55.2)	(59.9)	-7.8%
Gross Profit	64.6	52.7	22.6%		29.9	42.7	-29.9%
Gross Margin	51.3%	50.7%	50	bps	39.6%	43.0%	-330	bps
SG&A	(69.9)	(56.5)	23.8%		(50.2)	(29.2)	72.3%
% of Net Revenue	55.4%	54.3%	110	bps	66.5%	29.3%	3720	bps
EBIT	(5.3)	(3.8)	nm		(20.3)	13.5	nm
EBIT Margin	-4.2%	-3.6%	nm		-26.9%	13.6%	nm
EBITDA	6.0	5.9	1.5%		(10.4)	17.9	nm
EBITDA Margin	4.8%	5.7%	-90	bps	-13.7%	18.0%	nm

	Total
HILA-ex Results
R$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	1,679	1,580	6.3%
Net Revenue	201.6	203.3	-0.8%
Net Revenue/hl	120.1	128.7	-6.7%
COGS	(107.0)	(107.9)	-0.8%
COGS/hl	(63.8)	(68.3)	-6.6%
Gross Profit	94.6	95.4	-0.9%
Gross Margin	46.9%	46.9%	0	bps
SG&A	(120.1)	(85.6)	40.3%
% of Net Revenue	59.6%	42.1%	1750	bps
EBIT	(25.6)	9.8	nm
EBIT Margin	-12.7%	4.8%	nm
EBITDA	(4.4)	23.8	nm
EBITDA Margin	-2.2%	11.7%	nm

HILA-ex Beer

HILA-ex beer operations recorded EBITDA of R$6.0 million (+1.5%). The Company achieved a significant 34.7% increase in sales volume, stimulated by:

–	The roll out of the Brahma launch in Ecuador.

–	The introduction of Brahma in 630ml returnable glass bottles in Peru (the market largest segment in volume).

–	The launch of Brahma in the Dominican Republic.

–	Consistent growth in Venezuela, where the company succeeded in keeping its market share above 14%, the same level as last quarter.

Central America operations, on the other hand, still pose a challenge to the Company. The negative impact of severe weather in the region, heavier taxation on beer sales compared to the prior year, and fiercer local competition, caused sales volumes to decrease. AmBev, however, remains committed and enthusiastic about the growth potential of these operations, encouraged by highly positive results obtained by the Brahva brand in researches conducted with local consumers.

Third Quarter 2005 Results November 3, 2005 Page 10

HILA-ex Soft Drinks

HILA-ex EBITDA for soft drinks was negative in R$10.4 million (3Q04: R$17.9 million). The main effects that contributed to the decline in profitability were:

–	A drop of the Dominican soft drinks market volume.

–	Fiercer competition in the Peruvian and the Dominican Republic markets.

–

The higher expenses related to distribution in both operations; these expenses, however, are part of the Company’s plan concerning the strengthening of local distribution, providing for the creation of a solid platform for the sales of beverages.

Despite the successful beer launching in Peru and the Dominican Republic, AmBev reaffirms its commitment to establishing equally profitable soft drinks operation in these countries. The individual health of each of our business segments is key to reach sustainable growth in the countries where the Company operates.

North America

Labatt, AmBev’s operation in North America, reached a R$457.0 million EBITDA, representing 29.6% of AmBev’s consolidated EBITDA.

North America Results
R$ million	3T05	3T04

Net Revenues	1,113.3	407.8
COGS	(340.7)	(129.9)
Gross Profit	772.5	277.9
Gross Margin	69.4%	68.1%
SG&A	(369.7)	(138.6)
% of Net Sales	-33.2%	-34.0%
EBIT	402.8	139.3
EBIT Margin	36.2%	34.2%
EBITDA	457.0	159.1
EBITDA Margin	41.0%	39.0%

               Note: AmBev consolidated Labatt’s results in 2004 from August 27 through September 30.

For comparison purposes, AmBev has provided a set of unaudited proforma information referring to 3Q04 results. The Company’s performance evolution, measured in Canadian Dollars (CAD$), is presented in the table below. For reference purposes, the average exchange rate between the Real and the Canadian Dollar in 3Q05 was R$1.95/CAD$ (3Q04: R$2.28/CAD$). Note, however, that due to the monthly consolidation of Labatt’s results, one may not assume that the conversion of Canadian Dollar amounts into Reais is possible by means of these rates.

Third Quarter 2005 Results November 3, 2005 Page 11

North America Results
CAD$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	3,109	3,072	1.2%
Domestic Volume	2,597	2,551	1.8%
Exports Volume	512	520	-1.6%
Net Revenues	569.3	558.9	1.9%
Net Revenues/hl	183.1	181.9	0.7%
Domestic Net Revenues	537.7	525.0	2.4%
Exports Net Revenues	31.6	33.9	-6.8%
COGS	(174.3)	(183.8)	-5.2%
COGS/hl	(56.1)	(59.8)	-6.3%
Gross Profit	395.1	375.1	5.3%
Gross Margin	69.4%	67.1%	230	bps
SG&A	(189.3)	(193.1)	-1.9%
% of Net Sales	-33.3%	-34.5%	130	bps
EBIT	205.7	182.0	13.0%
EBIT Margin	36.1%	32.6%	360	bps
EBITDA	233.5	206.6	13.0%
EBITDA Margin	41.0%	37.0%	400	bps

Note: Results consolidated starting August 27th, 2004.
2004 results not audited.

Net Revenues

Labatt’s net revenues reached CAD$569.3 million (+1.9%).

The sales volumes grew by 1.2% in 3Q05, totaling 3.1 million hectoliters. This increase combines a 1.8% growth in domestic sales volumes, with a 1.6% drop in export volumes to the United States (US). With respect to the increase in domestic volumes, the Company has benefited from a growth in the Canadian market in 3Q05 vs. 3Q04 estimated at 3.2%. The drop in export volumes to the US is a consequence of the termination of a co-packing agreement, partially offset by a 0.6% growth in the exports of the Blue family of brands.

Labatt’s net revenues per hectoliter reached CAD$183.1 (+0.7%). This figure consolidates net revenues per hectoliter from domestic sales, as well as exports to the US. Net revenues per hectoliter from domestic sales in 3Q05 at CAD$207.1 were up 0.6% compared with 3Q04. This is primarily related to improved results in Quebec, for the net revenues per hectoliter in that province are higher than Labatt’s average.  Net revenues per hectoliter from domestic sales decreased 1.4% when compared to 2Q05 because of negative provincial mix shift to Western Canada, where net revenues per hectoliter are lower than Labatt’s average.

Net revenues per hectoliter from exports to the US decreased 5.4%, and stood at CAD$61.7. The major negative effect was the appreciation of 8.9% in the exchange rate of the Canadian Dollar to the US Dollar. Net revenues per hectoliter from exports have increased 5.2% compared to 2Q05 due to positive mix.

COGS

Labatt’s COGS totaled CAD$174.3 million (-5.2%). The reduction in COGS, even in face of a sales volume increase, was due to a 6.3% lower COGS per hectoliter than that of 3Q04 (3Q05: CAD$ 56.1; 3Q04: CAD$59.8), allowed by a higher dilution of fixed costs and efficiency gains from the manufacturing excellence program in progress within Labatt. COGS per hectoliter decreased 6.3% compared to 2Q05, an effect also explained by efficiency gains in operations.

Third Quarter 2005 Results November 3, 2005 Page 12

Gross Profit

Gross profit amounted to CAD$395.1 million (+5.3%); gross margin expanded by 230 basis points to 69.4%.

SG&A

Labatt’s SG&A expenses totaled CAD$189.3 million (-1.9%). The decrease in SG&A expenses reflects spend efficiencies created by greater cost awareness and the efforts dedicated to the implementation of Zero Based Budget at Labatt.

Our Canadian team has been successfully pursuing the expense reduction goals announced by AmBev at the time of the merger of Labatt into the Company.

EBIT and EBITDA

EBIT reached CAD$205.7 million (+13.0%). EBIT margin increased by 360 basis points, standing at 36.1%.

EBITDA totaled CAD$233.5 million (+13.0%). EBITDA margin was 41.0%, an increase of 400 basis points.

Third Quarter 2005 Results November 3, 2005 Page 13

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements. The section below presents results consolidated on an aggregated basis. For detailed analysis on each operation refer to the section Operational Performance by Business Unit.

Net Revenues

AmBev’s net revenues reached R$3,910.3 million (+32.5%). The table below shows details on net revenues by business unit, as well as the respective variations.

	3Q05		3Q04

Net Revenues	R$ million	% Total	R$ million	% Total	% Change

Brazil	2,325.8	59.5%	2,088.0	70.8%	11.4%
Beer Brazil	1,895.7	48.5%	1,686.0	57.1%	12.4%
CSD & Nanc Brazil	383.2	9.8%	350.5	11.9%	9.3%
Malt and By-products	46.9	1.2%	51.5	1.7%	-9.0%
HILA	471.3	12.1%	455.2	15.4%	3.5%
Quinsa	269.7	6.9%	251.9	8.5%	7.0%
Beer	199.6	5.1%	191.1	6.5%	4.4%
Soft drinks	70.1	1.8%	60.8	2.1%	15.3%
HILA-ex	201.6	5.2%	203.3	6.9%	-0.8%
Beer	126.1	3.2%	103.9	3.5%	21.3%
Soft drinks	75.5	1.9%	99.3	3.4%	-24.0%
North America	1,113.3	28.5%	407.8	13.8%	173.0%

Consolidated	3,910.3	100.0%	2,951.0	100.0%	32.5%

Brazil

Operations in Brazil accounted for 59.5% of AmBev’s consolidated net revenues, totaling R$2,325.8 million (+11.4%). Beer Brazil contributed with R$1,895.7 million (+12.4%), whereas the CSD & Nanc segment reached net revenues of R$383.2 million (+9.3%); Malt and By-Products sales operation generated net revenues of R$46.9 million (-9.0%).

Hispanic Latin America – HILA

The Hispanic Latin America business unit, referred to as HILA, accounted for 12.1% of the Company’s consolidated net revenues, totaling R$471.3 million (+3.5%). AmBev’s 56.4% average stake in Quinsa contributed with R$269.7 million (+7.0%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$201.6 million (-0.8%).

North America

AmBev’s operation in North America, through Labatt, represented 28.5% of consolidated net revenues, totaling R$1,113.3 million. This result is not comparable to 3Q04 reported figures, since AmBev consolidated in 3Q05 Labatt’s results for the whole three months, whereas in 2004, only the results from August 27 to September 30 were consolidated.

Third Quarter 2005 Results November 3, 2005 Page 14

Cost of Goods Sold (COGS)

AmBev recorded R$1,391.7 million in COGS (+18.0%).

Brazil

COGS of Brazilian operations totaled R$825.0 million (+0.4%), representing 59.3% of AmBev’s consolidated COGS. Beer operations registered COGS of R$602.2 million (+0.1%); CSD & Nanc operations registered COGS of R$191.8 million (+2.1%); and Malt and By-Products sales operation registered COGS of R$31.0 million (-4.2%).

Hispanic Latin America – HILA

COGS for HILA business unit represented 16.2% of consolidated COGS, amounting to R$226.0 million (-0.7%). AmBev’s 56.4% stake in Quinsa recorded COGS of R$118.9 million (-0.6%), whereas the Company’s operations in HILA-ex totaled R$107.0 million (-0.8%).

North America

Labatt’s COGS, totaling R$340.7 million, represented 24.5% of AmBev’s consolidated COGS.

Gross Profit

The following table presents the gross profit breakdown by business unit, as well as the respective margins and variations. We point out the 440 basis points increase obtained in the consolidated contribution margin, which reached 64.4%.

	3Q05			3Q04

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,500.7	59.6%	64.5%	1,266.3	71.5%	60.6%	18.5%
Beer Brazil	1,293.6	51.4%	68.2%	1,084.6	61.2%	64.3%	19.3%
CSD & Nanc Brazil	191.3	7.6%	49.9%	162.6	9.2%	46.4%	17.7%
Malt and By-products	15.8	0.6%	33.8%	19.1	1.1%	37.1%	-17.1%
HILA	245.4	9.7%	52.1%	227.6	12.8%	50.0%	7.8%
Quinsa	150.8	6.0%	55.9%	132.3	7.5%	52.5%	14.0%
Beer	128.0	5.1%	64.1%	114.7	6.5%	60.0%	11.6%
Soft drinks	22.8	0.9%	32.5%	17.6	1.0%	28.9%	29.6%
HILA-ex	94.6	3.8%	46.9%	95.4	5.4%	46.9%	-0.9%
Beer	64.6	2.6%	51.3%	52.7	3.0%	50.7%	22.6%
Soft drinks	29.9	1.2%	39.6%	42.7	2.4%	43.0%	-29.9%
North America	772.5	30.7%	69.4%	277.9	15.7%	68.1%	178.0%

Consolidated	2,518.6	100.0%	64.4%	1,771.8	100.0%	60.0%	42.1%

Third Quarter 2005 Results November 3, 2005 Page 15

SG&A

AmBev’s SG&A expenses totaled R$1,321.1 million (+53.1%).

Brazil

SG&A expenses of Brazil operations amounted to R$756.6 million (+33.7%), accounting for 57.3% of AmBev’s consolidated SG&A expenses. Beer operations represented R$635.0 million (+33.2%), CSD & Nanc operations represented R$120.9 million (+36.5%) and Malt and By-Products sales represented R$0.7 million (-2.0%).

SG&A expenses for beer operation were composed of (i) R$190.8 million in Sales & Marketing (+28.7%); (ii) R$182.9 million in direct distribution (+17.6%); (iii) R$106.4 million in administrative expenses (+19.2%); and (iv) R$155.0 million in depreciation e amortization (+85.1%).

SG&A expenses in the CSD & Nanc segment were composed of (i) R$31.5 million in Sales & Marketing (+16.1%); (ii) R$35.2 million in direct distribution (+12.5%); (iii) R$4.4 million in administrative expenses (+20.3%); and (iv) R$49.8 million in depreciation e amortization (+88.2%).

Hispanic Latin America – HILA

SG&A expenses for HILA business segment accounted for 14.7% of consolidated SG&A expenses, summing up to R$194.8 million (+22.8%). AmBev’s 56.4% average stake in Quinsa recorded SG&A expenses of R$74.6 million (+2.2%), while the Company’s operations in northern Latin America recorded R$120.1 million (+40.3%).

North America

SG&A recorded in Labatt, amounting to R$369.7 million, accounted for 28.0% of AmBev’s consolidated SG&A.

Third Quarter 2005 Results November 3, 2005 Page 16

EBIT and EBITDA

The following tables present EBIT and EBITDA breakdown by business unit, as well as respective margins and variation rates. We point out the 100 basis point increase in the consolidated EBITDA margin.

	3Q05			3Q04

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	744.2	62.1%	32.0%	700.4	77.1%	33.5%	6.3%
Beer Brazil	658.6	55.0%	34.7%	607.9	66.9%	36.1%	8.3%
CSD & Nanc Brazil	70.5	5.9%	18.4%	74.1	8.2%	21.1%	-4.9%
Malt and By-products	15.1	1.3%	32.2%	18.3	2.0%	35.6%	-17.7%
HILA	50.6	4.2%	10.7%	69.0	7.6%	15.2%	-26.7%
Quinsa	76.1	6.4%	28.2%	59.3	6.5%	23.5%	28.5%
Beer	71.1	5.9%	35.6%	58.2	6.4%	30.4%	22.2%
Soft drinks	5.0	0.4%	7.2%	1.1	0.1%	1.8%	361.9%
HILA-ex	(25.6)	-2.1%	-12.7%	9.8	1.1%	4.8%	-361.7%
Beer	(5.3)	-0.4%	-4.2%	(3.8)	-0.4%	-3.6%	40.0%
Soft drinks	(20.3)	-1.7%	-26.9%	13.5	1.5%	13.6%	-249.9%
North America	402.8	33.6%	36.2%	139.3	15.3%	34.2%	189.1%

Consolidated	1,197.6	100.0%	30.6%	908.7	100.0%	30.8%	31.8%

	3Q05			3Q04

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	991.4	64.1%	42.6%	862.4	75.9%	41.3%	15.0%
Beer Brazil	849.6	55.0%	44.8%	734.9	64.7%	43.6%	15.6%
CSD & Nanc Brazil	126.7	8.2%	33.1%	109.2	9.6%	31.1%	16.1%
Malt and By-products	15.1	1.0%	32.2%	18.3	1.6%	35.6%	-17.7%
HILA	97.6	6.3%	20.7%	114.2	10.1%	25.1%	-14.6%
Quinsa	101.9	6.6%	37.8%	90.4	8.0%	35.9%	12.8%
Beer	92.4	6.0%	46.3%	84.4	7.4%	44.2%	9.4%
Soft drinks	9.6	0.6%	13.7%	6.0	0.5%	9.8%	60.3%
HILA-ex	(4.4)	-0.3%	-2.2%	23.8	2.1%	11.7%	-118.3%
Beer	6.0	0.4%	4.8%	5.9	0.5%	5.7%	1.5%
Soft drinks	(10.4)	-0.7%	-13.7%	17.9	1.6%	18.0%	-157.9%
North America	457.0	29.6%	41.0%	159.1	14.0%	39.0%	187.2%

Consolidated	1,546.0	100.0%	39.5%	1,135.7	100.0%	38.5%	36.1%

Third Quarter 2005 Results November 3, 2005 Page 17

Provisions for Contingencies

Provisions for contingencies amounted to R$31.9 million in the 3Q05. The main components of this total were:

–	R$8.4 million in provisions for labor contingencies;

–	R$7.1 million in provisions related to legal disputes between AmBev and its distributors;

–	R$1.8 million in provisions for tax contingencies.

Other Operating Income and Expenses

The net result of other operating income and expenses was a R$311.5 million loss. The most significant entries under other operating income and expenses were the following:

–	R$196.7 million in goodwill amortization expenses related to the merger of Labatt into AmBev;

–	R$54.8 million in losses related to the impact of exchange rate variation in foreign investments;

–	R$32.4 million in goodwill amortization expenses related to transactions in Latin American (including Brazil);

–	R$28.9 million in goodwill amortization expenses related to transactions done by Labatt prior to the merger into AmBev;

–	R$30.7 million in gains by equity addition related to tax incentives in Brazil.

Third Quarter 2005 Results November 3, 2005 Page 18

Financial Result

AmBev’s financial result in the quarter was a R$242.2 million loss. The table below shows the breakdown of the main lines composing this amount:

Financial Income and Expenses R$ 000	3Q05	3Q04

Financial income
Financial income on cash and cash equivalents	22,978	23,093
Foreign exchange gains (losses) on assets	(16,376)	(48,611)
Net gains from derivative instruments	—	—
Interest on taxes, contributions and judicial deposits	1,136	7,265
Interest income from Stock Ownership Plan	1,020	10,762
Other	1,175	12,901

Total	9,933	5,410
Financial expense
Interest expense on local currency debt	(21,312)	(32,518)
Interest expense on foreign currency debt	(128,018)	(112,047)
Foreign exchange gains (losses) on debt	156,284	330,525
Net losses from derivative instruments	(198,621)	(273,342)
Taxes on financial transactions	(31,236)	(31,364)
Interest on contingencies and other	(14,174)	(14,353)
Other	(15,019)	(10,925)

Total	(252,096)	(144,024)
Net Financial Result	(242,163)	(138,614)

The Company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded on an accrual basis of accounting; assets referring to the same types of operations shall be recorded in the lowest value between the market value and the accrual basis of accounting.

The Company’s total debt went up by R$36.5 million when compared to 2Q05, while its cash and cash & equivalents went down by R$54.2 million. As a consequence, a R$90.7 million increase in AmBev’s net debt was recorded. The Company estimates that taking into account Labatt’s results in 2004, its net debt to EBITDA accumulated ratio over the past 12 months is 1.0x.

The table below details AmBev’s consolidated debt profile:

Debt Breakdown R$ 000	Short Term	Long Term	Total

Local Currency	388.0	460.5	848.5
Foreign Currency	2,683.9	3,578.3	6,262.2

Consolidated Debt	3,071.9	4,038.8	7,110.7
Cash and Equivalents			1,056.0
Net Debt			6,054.7

Third Quarter 2005 Results November 3, 2005 Page 19

Non-Operating Income and Expenses

The net result from non-operating income and expenses was a R$6.4 million loss. The major entries comprising this result were (i) a R$ 19.1 million loss, related to AmBev’s stake in Quinsa, resulting from Quinsa’s share buyback program held throughout 3Q05; (ii) a R$9.0 million loss, related to the provision for losses in the sale of real estate; and (iii) a R$20.8 million gain related to the sale of the Red Rock soft drinks brand to PepsiCo. Red Rock originally belonged to Embotelladora Dominicana, AmBev’s subsidiary in the Dominican Republic.

Income Tax and Social Contribution

The R$150.0 million provision for income tax and social contribution in the quarter represents an effective tax rate of 27.2%. The table below presents the conciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million

Net income before taxes and profit sharing	606.1
Provision for Profit Sharing & Bonuses	(54.8)
Net income before income tax, social contribution and minorities	551.3
Income tax and social contribution at nominal tax rate (34%)	(187.4)
Adjustments to effective rate:
Interest on own capital	52.6
Income from foreign non-taxable subsidiaries	(169.6)
Equity gains from subsidiaries	10.4
Amortization of non-deductible goodwill	(2.0)
Provision reversion to goodwill realization	48.0
Provision for income tax and social contribution from previous fiscal periods	(1.7)
Goodwill on future profitability - CBB incorporation	103.4
Permanent additions/reductions and other	(3.6)
Total income taxes and social contribution	(150.0)
Effective income tax and social contribution rate	27.2%

The Company points out that:

–

The fiscal benefit of R$48.0 million related to the reversion of provision for goodwill amortization fully offsets the negative impact on net income of the amortization of deferred assets related to InBev Brasil.

–	The fiscal benefit of R$103.4 million related to the goodwill on future profitability is non-recurring.

Third Quarter 2005 Results November 3, 2005 Page 20

Profit Sharing and Contributions

AmBev has provisioned R$54.8 million for the payment of employee profit sharing. The payment of bonus, however, will only occur if the Company reaches its 2005 corporate goals.

Minority Interest

Minority interests in AmBev’s subsidiaries recorded a R$2.2 million gain.

Third Quarter 2005 Results November 3, 2005 Page 21

Net Income

AmBev posted net income of R$399.1 million (+203.0%). Earnings per share were R$6.09 (+154.4%). Moreover, adjusting 3Q04 earnings per share for the stock bonus held on 05/31/05, such growth would be of 205.3%.

Shareholding Structure

The table below shows Ambev’s shareholding structure breakdown on September 30, 2005.

AmBev Shareholding Structure
September 30, 2005

	Voting	% Outs	% Tot	Non Voting	% Outs	% Tot	TOTAL	% Outs	% Tot

Interbrew International B.V.	25,136,420,861	72.88%	72.86%	11,380,337,008	36.60%	36.27%	36,516,757,869	55.68%	55.43%
FAHZ	4,743,232,173	13.75%	13.75%	444,332,513	1.43%	1.42%	5,187,564,686	7.91%	7.87%
Free Float	4,609,932,859	13.37%	13.36%	19,265,820,332	61.97%	61.40%	23,875,753,191	36.41%	36.24%

Outstanding	34,489,585,893	100.00%	99.97%	31,090,489,853	100.00%	99.09%	65,580,075,746	100.00%	99.55%
Treasury	9,837,038	0.03%	0.03%	286,160,999	0.92%	0.91%	295,998,037	0.45%	0.45%
TOTAL	34,499,422,931	100.03%	100.00%	31,376,650,852	100.92%	100.00%	65,876,073,783	100.45%	100.00%

Free Float Bovespa	3,273,511,859	9.49%	9.49%	11,985,306,932	38.55%	38.20%	15,258,818,791	23.27%	23.16%
Free Float NYSE	1,336,421,000	3.87%	3.87%	7,280,513,400	23.42%	23.20%	8,616,934,400	13.14%	13.08%

Audit Fees

Hiring policy for External Auditors Services

The Company and its subsidiaries policies related to the hiring of services not related to external audit from its Independent Auditors assure that there is no conflict of interests, loss of independence or objectivity, and are established according to the principles that preserve the auditor’s independence. These principles are based on the fact that the auditor shall not: (a) audit his/her own work; (b) hold management positions; and (c) promote our interests.

The Company, according to its policy, provides its Fiscal Council with information for their analysis on all services not related to external audit, rendered by our independent auditors. Afterwards, the mentioned services are submitted for analysis and approval by the Board of Directors.

Additionally, the Company previously involves its Legal Department in the appraisal of the purpose of some services to be rendered by external auditors, in addition to the analysis of financial statements, to conclude, in the light of the applicable legislation, if these services, in their essence, do or do not represent conflict of interests or affect the independence and objectivity of the independent auditors.

Services Hired in this period

During the nine month period ended September 30, 2005, the Company and its subsidiaries did not hire services from our Independent Auditors, other than the auditing of AmBev’s financial statements, which charges exceeded 5% of total external audit fees.

Third Quarter 2005 Results November 3, 2005 Page 22

RECENT FACTS

Labatt’s short term debt refinancing

On October 12, 2005, Labatt concluded the refinancing of its short term debt, due December 2005. The Company negotiated a CAD$1.2 billion five-year term syndicated loan, out of which CAD$900 million as a loan term agreement and CAD$300 million as a revolving credit facility with five-year tenure.

Administrative Lower Court Decision

On October 19, 2005, AmBev was officially notified of an administrative Lower Court decision of the Administrative Proceeding No. 16327.000.530/2005-28, involving tax assessments received by the Company regarding (i) profits from controlled foreign companies not included in the controlling company income tax basis, and (ii) non-inclusion in the controlling company income tax basis of the exchange variation on the controlled foreign companies.

The decision recognized that a substantial portion of the amount of the tax assessment mentioned above was incorrect, what confused the exchange variation of the investment on the controlled subsidiary Jalua Spain, already taxed on item (ii) above, with its assumed profit double taxed on item (i).

This decisions reduced the updated amount of such tax assessment from R$3.5 billion to R$2.4 billion. Consequently, even if this matter involves an automatic appeal to the Second Level Administrative Court, AmBev administration`s understanding regarding the “remote” loss for the amount of R$1.1 billion is ratified, being the amount of R$1.9 billion considered as a “possible” loss – not “probable”, as described in No. 9 of the explanatory notes (liabilities related to tax discussions and contingencies provisions) of the financial statements related to the 3-month period ending September 30, 2005.

Third Quarter 2005 Results November 3, 2005 Page 23

3Q05 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito Chief Executive Officer for North America
Luiz Fernando Edmond Chief Executive Officer for Latin America
Juan Vergara Executive Officer for Hispanic Latin America
João Castro Neves CFO and Investor Relations Officer

Language	English

Date	November 4, 2005

Time	11.00 AM (São Paulo Time) 8.00 AM (EST)

Phone numbers	US / International Participants	+1 973 582 2737
	Toll Free – Brazil Participants	0800 891 3951
	Toll Free – UK Participants	0800 032 3836

Code	#6631101 or AmBev

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Pedro Aidar
(5511) 2122-1415
acpaidar@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2005 Results November 3, 2005 Page 24

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	3Q05	3Q04%		3Q05	3Q04%

Volumes (000 hl)	14,485	14,012	3.4%	4,696	4,424	6.2%
R$ million
Net Sales	1,895.7	1,686.0	12.4%	383.2	350.5	9.3%
COGS	(602.2)	(601.4)	0.1%	(191.8)	(187.9)	2.1%
Gross Profit	1,293.6	1,084.6	19.3%	191.3	162.6	17.7%
SG&A	(635.0)	(476.7)	33.2%	(120.9)	(88.5)	36.5%
EBIT	658.6	607.9	8.3%	70.5	74.1	-4.9%
Depr. & Amort.	(191.0)	(127.0)	50.4%	(56.3)	(35.0)	60.5%
EBITDA	849.6	734.9	15.6%	126.7	109.2	16.1%
% of Total EBITDA	55.0%	64.7%		8.2%	9.6%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.8%	-35.7%		-50.1%	-53.6%
Gross Profit	68.2%	64.3%		49.9%	46.4%
SG&A	-33.5%	-28.3%		-31.5%	-25.3%
EBIT	34.7%	36.1%		18.4%	21.1%
Depr. & Amort.	-10.1%	-7.5%		-14.7%	-10.0%
EBITDA	44.8%	43.6%		33.1%	31.1%
Per Hectoliter (R$/hl)
Net Sales	130.9	120.3	8.8%	81.6	79.2	3.0%
COGS	(41.6)	(42.9)	-3.1%	(40.8)	(42.5)	-3.8%
Gross Profit	89.3	77.4	15.4%	40.7	36.8	10.8%
SG&A	(43.8)	(34.0)	28.9%	(25.7)	(20.0)	28.6%
EBIT	45.5	43.4	4.8%	15.0	16.8	-10.4%
Depr. & Amort.	(13.2)	(9.1)	45.5%	(12.0)	(7.9)	51.2%
EBITDA	58.7	52.4	11.8%	27.0	24.7	9.4%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	3Q05	3Q04%		3Q05	3Q04%

Volumes (000 hl)				19,181	18,436	4.0%
R$ million
Net Sales	46.9	51.5	-9.0%	2,325.8	2,088.0	11.4%
COGS	(31.0)	(32.4)	-4.2%	(825.0)	(821.7)	0.4%
Gross Profit	15.8	19.1	-17.1%	1,500.7	1,266.3	18.5%
SG&A	(0.7)	(0.7)	-2.0%	(756.6)	(565.9)	33.7%
EBIT	15.1	18.3	-17.7%	744.2	700.4	6.3%
Depr. & Amort.	0.0	0.0	n.m.	(247.2)	(162.0)	52.6%
EBITDA	15.1	18.3	-17.7%	991.4	862.4	15.0%
% of Total EBITDA	1.0%	1.6%		64.1%	55.8%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-66.2%	-62.9%		-35.5%	-39.4%
Gross Profit	33.8%	37.1%		64.5%	60.6%
SG&A	-1.6%	-1.5%		-32.5%	-27.1%
EBIT	32.2%	35.6%		32.0%	33.5%
Depr. & Amort.	0.0%	0.0%		-10.6%	-7.8%
EBITDA	32.2%	35.6%		42.6%	41.3%
Per Hectoliter (R$/hl)
Net Sales			0.0%	121.3	113.3	7.1%
COGS			0.0%	(43.0)	(44.6)	-3.5%
Gross Profit			0.0%	78.2	68.7	13.9%
SG&A			0.0%	(39.4)	(30.7)	28.5%
EBIT			0.0%	38.8	38.0	2.1%
Depr. & Amort.			0.0%	(12.9)	(8.8)	46.6%
EBITDA			0.0%	51.7	46.8	10.5%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	3Q05	3Q04%		3Q05	3Q04%		3Q05	3Q04%

Volumes (000 hl)	6,959	6,345	9.7%	3,109	840	269.9%	29,248	25,627	14.1%
R$ million
Net Sales	471.3	455.2	3.5%	1,113.3	407.8	173.0%	3,910.3	2,951.0	32.5%
COGS	(226.0)	(227.6)	-0.7%	(340.7)	(129.9)	162.3%	(1,391.7)	(1,179.1)	18.0%
Gross Profit	245.4	227.6	7.8%	772.5	277.9	178.0%	2,518.6	1,771.8	42.1%
SG&A	(194.8)	(158.6)	22.8%	(369.7)	(138.6)	166.8%	(1,321.1)	(863.1)	53.1%
EBIT	50.6	69.0	-26.7%	402.8	139.3	189.1%	1,197.6	908.7	31.8%
Depr. & Amort.	(47.0)	(45.2)	3.9%	(54.2)	(19.8)	174.0%	(348.4)	(227.0)	53.5%
EBITDA	97.6	114.2	-14.6%	457.0	159.1	187.2%	1,546.0	1,135.7	36.1%
% of Total EBITDA	6.3%	10.1%		29.6%	10.3%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.9%	-50.0%		-30.6%	-31.9%		-35.6%	-40.0%
Gross Profit	52.1%	50.0%		69.4%	68.1%		64.4%	60.0%
SG&A	-41.3%	-34.8%		-33.2%	-34.0%		-33.8%	-29.2%
EBIT	10.7%	15.2%		36.2%	34.2%		30.6%	30.8%
Depr. & Amort.	-10.0%	-9.9%		-4.9%	-4.8%		-8.9%	-7.7%
EBITDA	20.7%	25.1%		41.0%	39.0%		39.5%	38.5%
Per Hectoliter (R$/hl)
Net Sales	101.2	111.5	-9.2%	358.1	485.2	-26.2%	148.1	126.4	17.2%
COGS	(48.5)	(56.4)	-13.9%	(109.6)	(154.5)	-29.1%	(52.7)	(50.5)	4.4%
Gross Profit	52.7	55.2	-4.5%	248.5	330.6	-24.8%	95.4	75.9	25.8%
SG&A	(41.8)	(38.8)	7.7%	(118.9)	(164.9)	-27.9%	(50.0)	(37.0)	35.4%
EBIT	10.9	16.3	-33.4%	129.6	165.8	-21.8%	45.4	38.9	16.6%
Depr. & Amort.	(10.1)	(11.8)	-14.1%	(17.4)	(23.5)	-25.9%	(13.2)	(9.7)	35.8%
EBITDA	21.0	28.1	-25.4%	147.0	189.3	-22.3%	58.6	48.6	20.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Third Quarter 2005 Results November 3, 2005 Page 25

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	9M05	9M04%		9M05	9M04%

Volumes (000 hl)	43,279	39,360	10.0%	13,951	13,146	6.1%
R$ million
Net Sales	5,588.7	4,645.4	20.3%	1,147.1	1,007.9	13.8%
COGS	(1,780.2)	(1,697.1)	4.9%	(598.5)	(573.6)	4.3%
Gross Profit	3,808.5	2,948.3	29.2%	548.6	434.3	26.3%
SG&A	(1,672.8)	(1,432.7)	16.8%	(304.0)	(258.1)	17.8%
EBIT	2,135.7	1,515.6	40.9%	244.6	176.2	38.8%
Depr. & Amort.	(441.5)	(386.2)	14.3%	(125.6)	(105.7)	18.8%
EBITDA	2,577.2	1,901.7	35.5%	370.1	281.9	31.3%
% of Total EBITDA	58.4%	68.8%		8.4%	10.2%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.9%	-36.5%		-52.2%	-56.9%
Gross Profit	68.1%	63.5%		47.8%	43.1%
SG&A	-29.9%	-30.8%		-26.5%	-25.6%
EBIT	38.2%	32.6%		21.3%	17.5%
Depr. & Amort.	-7.9%	-8.3%		-10.9%	-10.5%
EBITDA	46.1%	40.9%		32.3%	28.0%
Per Hectoliter (R$/hl)
Net Sales	129.1	118.0	9.4%	82.2	76.7	7.2%
COGS	(41.1)	(43.1)	-4.6%	(42.9)	(43.6)	-1.7%
Gross Profit	88.0	74.9	17.5%	39.3	33.0	19.0%
SG&A	(38.7)	(36.4)	6.2%	(21.8)	(19.6)	11.0%
EBIT	49.3	38.5	28.2%	17.5	13.4	30.8%
Depr. & Amort.	(10.2)	(9.8)	4.0%	(9.0)	(8.0)	12.0%
EBITDA	59.5	48.3	23.3%	26.5	21.4	23.7%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	9M05	9M04%		9M05	9M04%

Volumes (000 hl)				57,230	52,506	9.0%
R$ million
Net Sales	112.6	128.5	-12.4%	6,848.5	5,781.8	18.4%
COGS	(57.3)	(73.9)	-22.4%	(2,436.1)	(2,344.6)	3.9%
Gross Profit	55.3	54.7	1.1%	4,412.4	3,437.2	28.4%
SG&A	(2.4)	(2.2)	5.8%	(1,979.3)	(1,693.0)	16.9%
EBIT	52.9	52.4	0.9%	2,433.1	1,744.2	39.5%
Depr. & Amort.	0.0	0.0	n.m.	(567.1)	(491.8)	15.3%
EBITDA	52.9	52.4	0.9%	3,000.2	2,236.0	34.2%
% of Total EBITDA	1.2%	1.9%		67.9%	80.9%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-50.9%	-57.5%		-35.6%	-40.6%
Gross Profit	49.1%	42.5%		64.4%	59.4%
SG&A	-2.1%	-1.7%		-28.9%	-29.3%
EBIT	47.0%	40.8%		35.5%	30.2%
Depr. & Amort.	0.0%	0.0%		-8.3%	-8.5%
EBITDA	47.0%	40.8%		43.8%	38.7%
Per Hectoliter (R$/hl)
Net Sales				119.7	110.1	8.7%
COGS				(42.6)	(44.7)	-4.7%
Gross Profit				77.1	65.5	17.8%
SG&A				(34.6)	(32.2)	7.3%
EBIT				42.5	33.2	28.0%
Depr. & Amort.				(9.9)	(9.4)	5.8%
EBITDA				52.4	42.6	23.1%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	9M05	9M04%		9M05	9M04%		9M05	9M04%

Volumes (000 hl)	21,533	19,429	10.8%	8,246	846	874.7%	87,008	72,781	19.5%
R$ million
Net Sales	1,430.6	1,313.6	8.9%	3,031.2	407.8	643.4%	11,310.2	7,503.2	50.7%
COGS	(666.6)	(635.4)	4.9%	(992.4)	(129.9)	664.1%	(4,095.1)	(3,110.0)	31.7%
Gross Profit	764.0	678.1	12.7%	2,038.8	277.9	633.7%	7,215.1	4,393.2	64.2%
SG&A	(537.4)	(435.2)	23.5%	(1,155.0)	(138.6)	733.6%	(3,671.6)	(2,266.8)	62.0%
EBIT	226.6	243.0	-6.7%	883.8	139.3	534.3%	3,543.6	2,126.5	66.6%
Depr. & Amort.	(140.7)	(126.4)	11.3%	(164.4)	(19.8)	731.7%	(872.2)	(638.0)	36.7%
EBITDA	367.4	369.4	-0.5%	1,048.2	159.1	558.9%	4,415.8	2,764.5	59.7%
% of Total EBITDA	8.3%	13.4%		23.7%	5.8%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-46.6%	-48.4%		-32.7%	-31.9%		-36.2%	-41.4%
Gross Profit	53.4%	51.6%		67.3%	68.1%		63.8%	58.6%
SG&A	-37.6%	-33.1%		-38.1%	-34.0%		-32.5%	-30.2%
EBIT	15.8%	18.5%		29.2%	34.2%		31.3%	28.3%
Depr. & Amort.	-9.8%	-9.6%		-5.4%	-4.8%		-7.7%	-8.5%
EBITDA	25.7%	28.1%		34.6%	39.0%		39.0%	36.8%
Per Hectoliter (R$/hl)
Net Sales	102.0	109.0	-6.4%	367.6	482.0	-23.7%	142.3	114.7	24.0%
COGS	(47.5)	(52.7)	-9.9%	(120.4)	(153.5)	-21.6%	(51.5)	(47.6)	8.3%
Gross Profit	54.5	56.3	-3.2%	247.3	328.5	-24.7%	90.8	67.2	35.1%
SG&A	(38.3)	(36.1)	6.1%	(140.1)	(163.8)	-14.5%	(46.2)	(34.7)	33.2%
EBIT	16.2	20.2	-19.9%	107.2	164.7	-34.9%	44.6	32.5	37.1%
Depr. & Amort.	(10.0)	(10.5)	-4.4%	(19.9)	(23.4)	-14.7%	(11.0)	(9.8)	12.5%
EBITDA	26.2	30.6	-14.6%	127.1	188.1	-32.4%	55.5	42.3	31.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Third Quarter 2005 Results November 3, 2005 Page 26

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated
Corporate Law R$ 000
	3Q05	3Q04%

Net Sales	3,910.3	2,951.0	32.5%
Cost of Goods Sold	(1,391.7)	(1,179.1)	18.0%
Gross Profit	2,518.6	1,771.8	42.1%
Gross Margin (%)	64.4%	60.0%
Selling and Marketing Expenses	(595.2)	(355.6)	67.4%
% of sales	15.2%	12.0%
Direct Distribution Expenses	(276.1)	(218.3)	26.4%
% of sales	7.1%	7.4%
General & Administrative	(201.7)	(152.7)	32.1%
% of sales	5.2%	5.2%
Depreciation & Amortization	(248.1)	(136.5)	81.8%
Total SG&A	(1,321.1)	(863.1)	53.1%
% of sales	33.8%	29.2%
EBIT	1,197.6	908.7	31.8%
% of sales	30.6%	30.8%
Provisions, Net	(31.9)	(27.9)	14.4%
Other Operating (Expense)	(311.5)	(332.7)	-6.4%
Equity Income	0.5	0.2	165.1%
Interest Expense	(252.1)	(92.5)	172.5%
Interest Income	9.9	(46.1)	n.m .
Net Interest Income (Expense)	(242.2)	(138.6)	74.7%
Non-Operating Income (Expense)	(6.4)	(104.7)	-93.9%
Income Before Taxes	606.1	304.9	98.7%
Provision for Income Tax/Social Contrib.	(150.0)	(140.4)	6.9%
Provision for Profit Sharing & Bonuses	(54.8)	(37.3)	47.0%
Minority Interest	(2.2)	4.4	n.m .
Net Income	399.1	131.7	203.0%
% of sales	10.2%	4.5%
Depreciation and Amortization	348.4	227.0	53.5%
EBITDA	1,546.0	1,135.7	36.1%
% of sales	39.5%	38.5%

Third Quarter 2005 Results November 3, 2005 Page 27

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated
Corporate Law R$ 000
	9M05	9M04%

Net Sales	11,310.2	7,503.2	50.7%
Cost of Goods Sold	(4,095.1)	(3,110.0)	31.7%
Gross Profit	7,215.1	4,393.2	64.2%
Gross Margin (%)	63.8%	58.6%
Selling and Marketing Expenses	(1,708.3)	(885.0)	93.0%
% of sales	15.1%	11.8%
Direct Distribution Expenses	(794.5)	(604.7)	31.4%
% of sales	7.0%	8.1%
General & Administrative	(613.2)	(397.8)	54.1%
% of sales	5.4%	5.3%
Depreciation & Amortization	(555.5)	(379.2)	46.5%
Total SG&A	(3,671.6)	(2,266.8)	62.0%
% of sales	32.5%	30.2%
EBIT	3,543.6	2,126.5	66.6%
% of sales	31.3%	28.3%
Provisions, Net	(58.5)	(77.1)	-24.2%
Other Operating (Expense)	(904.7)	(317.2)	185.2%
Equity Income	1.1	0.5	129.8%
Interest Expense	(818.2)	(952.7)	-14.1%
Interest Income	49.9	397.0	-87.4%
Net Interest Income (Expense)	(768.3)	(555.7)	38.3%
Non-Operating Income (Expense)	(173.4)	(147.1)	17.8%
Income Before Taxes	1,639.8	1,029.7	59.2%
Provision for Income Tax/Social Contrib.	(669.8)	(231.2)	189.7%
Provision for Profit Sharing & Bonuses	(120.6)	(92.2)	30.9%
Minority Interest	(0.9)	(4.6)	-81.2%
Net Income	848.5	701.8	20.9%
% of sales	7.5%	9.4%
Depreciation and Amortization	872.2	638.0	36.7%
EBITDA	4,415.8	2,764.5	59.7%
% of sales	39.0%	36.8%

Third Quarter 2005 Results November 3, 2005 Page 28

CONSOLIDATED BALANCE SHEET

	AmBev Consolidated
Corporate Law R$ 000
	Sep 2005	Jun 2005

ASSETS
Cash	855,601	897,078
Marketable Securities	200,375	213,075
Accounts Receivable	1,118,555	923,041
Inventory	1,132,929	1,178,789
Recoverable Taxes	467,824	436,114
Other	528,085	495,839

Total Current Assets	4,303,369	4,143,936
Recoverable Taxes	2,097,808	2,083,502
Receivable from Employees/Financed Shares	118,777	133,073
Judicial Deposits, Compulsories, Fiscal Inc.	507,985	412,060
Intercompany	44	116
Others	476,910	709,231

Total Long-Term Assets	3,201,524	3,337,982
Investments	16,998,771	17,150,708
Property, Plant & Equipment	5,204,065	5,222,938
Deferred	3,348,270	580,270

Total Permanent Assets	25,551,106	22,953,916

TOTAL ASSETS	33,055,999	30,435,833

LIABILITIES
Short-Term Debt	3,071,898	3,094,546
Accounts Payable	803,985	651,430
Sales & Other Taxes Payable	657,480	625,413
Dividend Payable	174,595	244,701
Salaries & Profit Sharing Payable	396,922	295,122
Income Tax, Social Contribution, & Other	274,931	199,323
Non realized loss on derivatives	552,030	635,331
Other	676,866	640,900

Total Current Liabilities	6,608,707	6,386,766
Long-Term Debt	4,038,763	3,979,580
Deferred Sales Tax (ICMS)	325,706	310,726
Provision for Contingencies	1,188,492	1,396,473
Other	808,952	836,265

Total Long-Term Liabilities	6,361,913	6,523,044
TOTAL LIABILITIES	12,970,620	12,909,810
FUTURE RESULTS	149,946	149,946
MINORITY INTEREST	130,379	174,934
Paid in Capital	5,691,369	5,691,369
Reserves and Treasury shares	14,113,685	11,276,594
Retained Earnings	—	233,181

SHAREHOLDERS’ EQUITY	19,805,054	17,201,144

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	33,055,999	30,435,834

Third Quarter 2005 Results November 3, 2005 Page 29

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 3Q05

Cash Flows from Operating Activities
Net income	399,082
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	348,388
Contingencies and liabilites associated with tax disputes, including interest	31,927
Financial charges on contingencies	14,174
(Gain) loss on disposal of PP&E, net	5,294
Financial charges on stock option plan	(1,020)
Financial charges on taxes and contributions	(2,162)
Equity income	(460)
Financial charges on long-term debt	8,757
Provision for losses in inventory and other assets	8,971
Deferred income tax (benefit) expense	(44,035)
Foreign exchange holding effect on assets abroad	50,623
Forex variations and unrealized gains on marketable securities	(101,653)
(Gains) losses on participation on related companies	19,078
Amortization of goodwill	279,756
Minority interest	2,163
(Increase) decrease in assets
Trade accounts receivable	(188,719)
Sales taxes recoverable	(39,482)
Inventories	9,727
Judicial Deposits	(95,839)
Prepaid expenses	81,792
Receivables and other	(33,303)
(Decrease) increase in liabilites
Suppliers	142,874
Payroll, profit sharing and related charges	104,775
Income tax, social contribution, and other taxes payable	147,687
Cash used for contingencies and legal proceedings	(18,029)
Other	(8,200)

Net Cash Provided by Operating Activities	1,122,166
Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	29,015
Marketable securities withdrawn (investment)	(1,654)
Collateral securities and deposits	6,255
Quinsa’s share buyback program	(24,948)
Investments in acquisitions, net of cash	(101,503)
Property, plant and equipment	(381,049)
Payment for deferred asset	(9,874)

Net Cash Provided (Used) in Investing Activities	(483,758)
Cash Flows from Financing Activites
Advances to employees for purchase of shares	8,193
Dividends, interest distribution and capital decrease paid	(711,484)
Repurchase of shares in treasury	(30,720)
Payments received in advance for future capital increase	1,865
Increase in debt	2,172,451
Payment of debt	(2,071,111)
Increase in paid-in capital / Variation in minority interest	(42,742)

Net Cash Provided (Used) in Financing Activities	(673,548)
Foreign Exchange Variations on Cash	(6,337)
Subtotal	(41,477)

Cash and cash equivalents, beginning of period	897,078
Cash and cash equivalents, end of period	855,601
Net increase in cash and cash equivalents	(41,477)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 - 9/30/2005	4 - 6/30/2005

1	Total Assets	33,055,999	30,435,834
1.01	Current Assets	4,303,369	4,143,936
1.01.01	Available funds	855,601	897,078
1.01.01.01	Cash and cash equivalents	855,601	897,078
1.01.02	Credits	1,786,754	1,572,230
1.01.02.01	Short-term investments	200,375	213,075
1.01.02.02	Unrealized gain on derivatives	0	0
1.01.02.03	Trade accounts receivable	1,118,555	923,041
1.01.02.04	Recoverable taxes	467,824	436,114
1.01.03	Inventories	1,132,929	1,178,789
1.01.03.01	Finished products	350,367	307,379
1.01.03.02	Work in progress	69,138	66,312
1.01.03.03	Raw materials	428,583	516,822
1.01.03.04	Production materials	183,894	174,675
1.01.03.05	Supplies and other	100,947	113,601
1.01.04	Other	528,085	495,839
1.01.04.01	Other assets	528,085	495,839
1.02	Long-term assets	3,201,524	3,337,982
1.02.01	Sundry Credits	2,724,570	2,628,635
1.02.01.01	Compulsory judicial deposits and tax incentives	507,985	412,060
1.02.01.02	Advances to employees for purchase of shares	118,777	133,073
1.02.01.03	Deferred income and social contribution taxes	2,097,808	2,083,502
1.02.02	Accounts receivables from related parties	44	116
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	44	116
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	476,910	709,231
1.02.03.01	Assets held for sale	104,676	110,465
1.02.03.02	Other assets	372,234	598,766
1.03	Permanent Assets	25,551,106	22,953,916
1.03.01	Investments	16,998,771	17,150,708
1.03.01.01	Interest in associated companies	4,096	3,652
1.03.01.02	Interest in subsidiaries	16,957,765	17,109,259
1.03.01.02.01	Subsidiaries - Goodwill/Negative goodwill	16,957,765	17,109,259
1.03.01.03	Other investments	36,910	37,797
1.03.02	Property, plant and equipment	5,204,065	5,222,938
1.03.03	Deferred charges	3,348,270	580,270

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 – 9/30/2005	4 - 6/30/2005

2	Total liabilities and shareholders’ equity	33,055,999	30,435,834
2.01	Current liabilities	6,608,707	6,386,766
2.01.01	Loans and financings	3,071,898	3,094,546
2.01.02	Debentures	0	0
2.01.03	Suppliers	803,985	651,430
2.01.04	Taxes, charges and contributions	932,411	824,736
2.01.04.01	Income and social contribution taxes	274,931	199,323
2.01.04.02	Other taxes, charges and contributions payable	657,480	625,413
2.01.05	Dividends payable	174,595	244,701
2.01.05.01	Dividends payable	15,898	22,275
2.01.05.02	Provision for interest attributed to shareholders’ equity	158,697	222,426
2.01.06	Provisions	0	0
2.01.07	Accounts payable to Related Parties	0	0
2.01.08	Other	1,625,818	1,571,353
2.01.08.01	Payroll, profit sharing and related charges	396,922	295,122
2.01.08.02	Unrealized loss on derivatives	552,030	635,331
2.01.08.03	Other liabilities	676,866	640,900
2.02	Long-term liabilities	6,361,913	6,523,044
2.02.01	Loans and financings	4,038,763	3,979,580
2.02.02	Debentures	0	0
2.02.03	Provisions	1,188,492	1,396,473
2.02.03.01	For contingencies	1,188,492	1,396,473
2.02.04	Accounts payable to related parties	0	0
2.02.05	Other	1,134,658	1,146,991
2.02.05.01	Sales tax deferrals	325,706	310,726
2.02.05.02	Other liabilities	808,952	836,265
2.03	Deferred income	149,946	149,946
2.04	Minority interest	130,379	174,934
2.05	Shareholders’ equity	19,805,054	17,201,144
2.05.01	Subscribed and paid-up capital	5,691,369	5,691,369
2.05.02	Capital reserve	13,872,339	11,001,229
2.05.02.01	Advances for future capital increase	1,865	0
2.05.02.02	Premium on the placement of options to repurchase own shares	0	0
2.05.02.04	Premium on issuance of shares	10,572,486	10,572,486

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 - 9/30/2005	4 - 6/30/2005

2.05.02.05	Premium on disposal of treasury shares	0	33,743
2.05.02.06	Subsidy for investment and tax incentives	414,715	395,000
2.05.02.07	Goodwill on parent company’s merger	2,883,273	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	241,346	275,365
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	221,693	224,992
2.05.04.02.01	For investments	221,693	224,992
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(189,178)	(158,458)
2.05.04.07.01	Treasury shares	(189,178)	(158,458)
2.05.05	Unapropriated retained earnings /accumulated losses	0	233,181

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004

3.01	Gross sales and/or services	6,936,503	20,236,622	5,699,515	14,840,842
3.02	Gross sales deductions	(3,026,176)	(8,926,403)	(2,748,546)	(7,337,652)
3.03	Net sales and/or services	3,910,327	11,310,219	2,950,969	7,503,190
3.04	Cost of sales and/or services	(1,391,702)	(4,095,094)	(1,179,131)	(3,109,956)
3.05	Gross profit	2,518,625	7,215,125	1,771,838	4,393,234
3.06	Operating expenses/income	(1,906,197)	(5,401,951)	(1,362,216)	(3,216,357)
3.06.01	Selling	(871,302)	(2,502,806)	(573,915)	(1,489,699)
3.06.01.01	Marketing	(595,249)	(1,708,263)	(355,569)	(884,961)
3.06.01.02	Direct distribution	(276,053)	(794,543)	(218,346)	(604,738)
3.06.02	General and administrative	(481,690)	(1,227,227)	(317,112)	(854,218)
3.06.02.01	Administrative	(192,007)	(596,500)	(146,439)	(378,245)
3.06.02.02	Management fees	(9,697)	(16,717)	(6,307)	(19,597)
3.06.02.03	Depreciation, amortization and depletion	(248,059)	(555,549)	(136,460)	(379,233)
3.06.02.04	Provisions for contingencies	(31,927)	(58,461)	(27,906)	(77,143)
3.06.03	Financial	(242,163)	(768,343)	(138,614)	(555,734)
3.06.03.01	Financial income	9,933	51,325	5,410	448,507
3.06.03.02	Financial expenses	(252,096)	(819,668)	(144,024)	(1,004,241)
3.06.04	Other operating income	32,538	278,572	38,592	235,885
3.06.05	Other operating expenses	(344,040)	(1,183,287)	(371,340)	(553,086)
3.06.06	Equity in results of subsidiaries	460	1,140	173	495
3.07	Operating income	612,428	1,813,174	409,622	1,176,877
3.08	Non-operating income (expenses)	(6,364)	(173,367)	(104,679)	(147,146)
3.08.01	Income	30,986	72,987	15,543	58,098

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian  Reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004

3.08.02	Expenses	(37,350)	(246,354)	(120,222)	(205,244)
3.09	Income before taxes/profit sharing	606,064	1,639,807	304,943	1,029,731
3.10	Income and social contribution taxes	(194,081)	(641,515)	(113,496)	(233,839)
3.11	Deferred income and social contribution taxes	44,035	(28,249)	(26,872)	2,660
3.12	Statutory profit sharing/contributions	(54,773)	(120,648)	(37,268)	(92,192)
3.12.01	Profit sharing	(54,773)	(120,648)	(37,268)	(92,192)
3.12.01.01	Employees	(43,006)	(104,537)	(31,501)	(76,356)
3.12.01.02	Management	(11,767)	(16,111)	(5,767)	(15,836)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(2,163)	(855)	4,421	(4,561)
3.15	Net income for the period	399,082	848,540	131,728	701,799
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARE (in thousands)	65,580,076	65,580,076	55,065,285	55,065,285
	EARNINGS PER SHARE	0.00609	0.01294	0.00239	0.01274
	LOSS PER SHARE

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

See Group 5 – Company’s Performance in the Quarter.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS’ EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.47
COMMERCIAL, MANUFACTURING AND OTHER		91		91

02	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.70	2.99
COMMERCIAL, MANUFACTURING AND OTHER		602,647,646		602,467,646

03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, MANUFACTURING AND OTHER		6,510		6,510

04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	2.87
COMMERCIAL, MANUFACTURING AND OTHER		1		1

05	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	100.00	71.55
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017		1,000,017

06	MALTERIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.46
COMMERCIAL, MANUFACTURING AND OTHER		1,439,747		1,439,747

07	EAGLE DISTRIBUIDORA DE BEBIDAS S/A	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	11.24
COMMERCIAL, MANUFACTURING AND OTHER		278		278

08	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.33	1.02
COMMERCIAL, MANUFACTURING AND OTHER		13,641		13,641

09	CERVEJARIA MIRANDA CORRÊA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.04
COMMERCIAL, MANUFACTURING AND OTHER		37		37

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS’ EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	99.65	0.89
COMMERCIAL, MANUFACTURING AND OTHER		765,961		765,961

11	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.17
COMMERCIAL, MANUFACTURING AND OTHER		480,000		480,000

12	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, MANUFACTURING AND OTHER		31,595		31,595

13	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.21
COMMERCIAL, MANUFACTURING AND OTHER		77,084		77,084

14	ANEP - ANTARCTICA EMPREEND. E PARTICIP.	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	1.96
COMMERCIAL, MANUFACTURING AND OTHER		669,019		669,019

15	FRATELLI VITA BEBIDAS LTDA.	73.626.293/0001-90	PRIVATE SUBSIDIARY	100.00	0.19
COMMERCIAL, MANUFACTURING AND OTHER		90,100		90,100

16	IND. DE BEBIDAS ANTARCTICA DO SUDESTE	55.962.385/0001-60	PRIVATE SUBSIDIARY	76.22	2.11
COMMERCIAL, MANUFACTURING AND OTHER		1,408,606		1,408,606

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

SUPPLEMENTARY INFORMATION

In addition to the financial statements required by the Brazilian accounting practices, the Company presents its cash flow statements in accordance with CVM Notification 01/00 as of January 31, 2000, which encourages the disclosure of such information.

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended on September 30, 2005 and 2004

	In thousands of reais

	9.30.05	9.30.04

Operating activities
Net income for the quarter	399,082	131,728
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	348,388	229,212
Goodwill amortized, net of negative goodwill realized	279,756	245,699
Tax, labor and other contingencies	31,927	27,906
Financial charges on tax and fiscal contingencies	14,174	14,329
Provision (reversal) for losses on inventory and permanent assets	8,971	(14)
Financial charges and variations on the stock option plan	(1,020)	(10,762)
Financial charges and variations on taxes and contributions	(2,162)	4,014
Loss in the disposal of permanent assets	5,294	8,523
Exchange rate variation and charges on financings	8,757	(194,913)
Unrealized exchange rate variation and gains on financial assets	(101,653)	193,171
Increase (decrease) of deferred income and social contribution taxes	(44,035)	26,872
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	50,623	78,035
Minority interest	2,163	(4,421)
Equity accounting results	(460)	(173)
Loss of interest in subsidiaries	19,078	91,480
Decrease (increase) in assets
Trade accounts receivable	(188,719)	(179,554)
Taxes recoverable	(39,482)	27,334
Inventories	9,727	44,871
Judicial deposits	(95,839)	(15,983)
Prepaid expenses	81,792	46,451
Other	(33,303)	(48,499)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

	In thousands of reais

	9.30.05	9.30.04

Increase (decrease) in liabilities
Suppliers	142,874	214,667
Salaries, profit sharing and social charges	104,775	74,398
Income, social contribution taxes and other taxes	147,687	100,857
Disbursements linked to contingency provision	(18,029)	(35,848)
Other	(8,200)	(49,758)

Cash generated by operating activities	1,122,166	1,019,622

Investment activities
Marketable securities, maturity over 90 days	(1,654)	725,204
Collateral securities and deposits	6,255	2,466
Acquisition of investments, net of acquired cash	(101,503)	(915)
Disposal of property, plant and equipment and investments	29,015	15,422
Acquisition of property, plant and equipment	(381,049)	(312,294)
Expenditures on deferred charges	(9.874)	(8,200)
Share buyback by subsidiary	(24,948)	(126,644)
Cash in the initial consolidation of subsidiary	—	433,347

Cash generated by (used in) investing activities	(483,758)	728,386

Financing activities
Financings
Funding	2,172,451	1,442,092
Payments and amortization	(2,071,111)	(2,950,240)
Changes in the capital of minority shareholders	(42,742)	(2,649)
Advance for future capital increase (AFAC)	1,865	—
Advances to employees for purchase of shares	8,193	30,944
Share buyback	(30,720)	(585,359)
Payment of dividends	(711,484)	(408)

Cash used in financing activities	(673,548)	(2,065,620)

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

	In thousands of reais

	9.30.05	9.30.04

Exchange rate gains or losses on cash and cash equivalents	(6,337)	(1,467)
Decrease in cash and cash equivalents	(41,477)	(319,079)

Opening balance of cash and cash equivalents	897,078	1,029,232
Closing balance of cash and cash equivalents	855,601	710,153

Decrease in cash and cash equivalents	(41,477)	(319,079)

Additional information on cash flow
Payment of interest on loans	172,164	95,190
Payment of income and social contribution taxes on net profits	93,618	27,058
Transactions not affecting cash
Investment contribution from Labatt Brewing Canada Holding Limited into the Company	—	14,441,024
InBev Brasil’s merger as per Note 1(d)	2,883,273	—

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Américas – AmBev and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2005, the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management. The balance sheet as of September 30, 2005, the statements of income for the quarter and nine-month period then ended and the notes to the financial statements related to the indirect subsidiary Labatt Brewing Company Limited, which reflect shareholders’ deficit of R$1,350 million, total assets of R$2,238 million, equivalent to 6.77% of the Company’s total consolidated assets and net income: (i) R$215 million in the quarter (ii) R$250 million for the nine-month period ended September 30, 2005, representing 53.88% and 29.52% of the consolidated net income, respectively, were reviewed by other independent auditors, and our review, insofar as it relates to the asset and liability amounts and the results of operations of such indirect subsidiary, is based on the special review report of other auditors.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which consisted principally of: (a) inquiries and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.

Based on our special review and the special review report of other auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

4.

Our limited review was conducted for the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows is included in the interim financial statements to provide supplementary information on the Company and is not required by Brazilian accounting practices. Such statement has been subjected to the limited review procedures described in the second paragraph and, based on our review, we are not aware of any material modifications that should be made for it to be presented in accordance with Brazilian accounting practices.

5.

We had previously reviewed the Company and consolidated balance sheets as of June 30, 2005, and the statements of income for the quarter and nine-month period ended September 30, 2004, presented for comparative purposes, and issued unqualified special review reports thereon, dated August 10, 2005 and October 28, 2004, respectively.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 28, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Independent Auditors	Engagement Partner

(A free translation of the original previously issued in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

Group	Table	Description	Page

01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	50
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	73
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	74
07	01	CONSOLIDATED STATEMENT OF INCOME	76
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	78
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	79
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	81
17	01	REPORT ON SPECIAL REVIEW – UNQUALIFIED	84
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTERIA PAMPA SA
		EAGLE DISTRIBUIDORA DE BEBIDAS S/A
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP - ANTARCTICA EMPREEND. E PARTICIP.
		FRATELLI VITA BEBIDAS LTDA.
		IND. DE BEBIDAS ANTARCTICA DO SUDESTE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.